   As filed with the Securities and Exchange Commission on November 14, 1997

                                                    Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               ANSOFT CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                7372                               72-1001909
   (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
    incorporation or organization)         Classification Code Number)               Identification No.)

                         FOUR STATION SQUARE, SUITE 660
                         PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 261-3200
   (Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

                                NICHOLAS CSENDES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FOUR STATION SQUARE, SUITE 660
                         PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 261-3200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

                            Ronald W. Schuler, Esq.
                               Buchanan Ingersoll
                            Professional Corporation
                               One Oxford Centre
                          301 Grant Street, 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-1414
                             John A. Burgess, Esq.
                               Hale and Dorr LLP
                                60 State Street
                                Boston, MA 02109
                                 (617) 526-6000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

    If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [ ] 33-     .

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

                        CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                             AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
        TITLE OF EACH CLASS OF               TO BE         OFFERING PRICE      AGGREGATE     REGISTRATION
      SECURITIES TO BE REGISTERED        REGISTERED(1)      PER SHARE(2)   OFFERING PRICE(2)      FEE
----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value...........     4,025,000          $15.82         $63,675,500     $19,296.00
==========================================================================================================

(1) Includes 525,000 shares that are subject to an over-allotment option granted to the Underwriters by the Company.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low prices of the Common Stock on the Nasdaq National Market on November 12, 1997.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1997

PROSPECTUS

                                3,500,000 SHARES
                                LOGO
                                  COMMON STOCK

     Of the 3,500,000 shares of Common Stock offered hereby, 2,550,000 shares are being sold by Ansoft Corporation ("Ansoft" or the "Company") and 950,000 shares are being sold by the Selling Stockholders. The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol ANST. On November 12, 1997, the last reported sale price of the Common Stock was $15.25 per share. See "Price Range of Common Stock."

                               ------------------

               THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================
                                                                                         PROCEEDS TO
                                PRICE TO         UNDERWRITING        PROCEEDS TO           SELLING
                                 PUBLIC          DISCOUNT(1)         COMPANY(2)         STOCKHOLDERS
--------------------------------------------------------------------------------------------------------
Per Share..................         $                 $                   $                   $
--------------------------------------------------------------------------------------------------------
Total(3)...................         $                 $                   $                   $
========================================================================================================

(1) See "Underwriting" for a description of indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotment, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          , $          , $          , and $          ,
    respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about        , 1997, at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST                                    WESSELS, ARNOLD & HENDERSON
       , 1997

[Graphic depicts satellite dish, computers, video camera, airplane, car and cellular phone surrounding Company logo within a triangle with the terms "performance," "miniaturization" and "yield" at the points of the triangle.]



     ANSOFT'S ELECTROMAGNETICS-BASED EDA SOFTWARE IS USED BY ENGINEERS TO DESIGN COMPONENTS AND SYSTEMS INCORPORATED IN PRODUCTS SUCH AS THE ONES DEPICTED ABOVE.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto of the Company appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information under "Risk Factors."

                                  THE COMPANY

     Ansoft Corporation ("Ansoft" or the "Company") develops, markets and supports electronic design automation ("EDA") software based on fundamental electromagnetic principles. The Company's products are used by design engineers in a wide range of industries, including the rapidly evolving wireless communications and RF markets as well as the semiconductor, computer, automotive and consumer electronics industries. The Company's software is used in the design of high performance electrical devices and systems, such as cellular phones, communications systems, computer circuit boards and motors.

     As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communication and computing devices and electromechanical systems is becoming increasingly important. The design requirement to fit more devices and interconnections into smaller spaces results in increased electromagnetic interaction. Moreover, high performance systems, with frequencies of approximately 500 MHz and beyond, exhibit a high level of electromagnetic interaction causing the degradation of the quality of electrical signals.

     Traditional EDA tools lack the requisite degree of precision in modeling electromagnetic interactions in components and systems and, as a result, the current process for designing and manufacturing wireless and electronic components and systems is often iterative, time-consuming and inaccurate. By using the Company's software, design engineers can more accurately predict electromagnetic interactions at the component and system level. This allows the Company's customers to produce more compact systems with higher performance while reducing time-to-market, lowering risk of design failure and eliminating costly and time-consuming product redesign. The Company believes that its software products, which are based on Maxwell's Equations, more accurately model electromagnetic interaction than do traditional EDA tools.

     The Company's software products are targeted at three markets: high-frequency ("HF"), signal integrity ("SI") and electromechanical ("EM"). The HF software enables users to design RF integrated circuits, antenna and radar systems and microwave components. The SI software enables users to design computer interconnects, IC packaging structures and electronic systems by accurately capturing the degradation in signal quality due to higher clock speeds and smaller physical dimensions. The EM software enables designers of electromechanical components and systems to optimize the electrical performance of their designs while increasing manufacturing yields. Ansoft products may be used as an independent design platform or integrated with complementary EDA tools within a customer's existing design environment and are available for Unix and Microsoft Windows 95/NT operating systems.

     The Company's objective is to become a leading worldwide supplier of EDA software. Using its proprietary electromagnetic technology as a primary competitive advantage, the Company pursues its objectives through the following strategies: leveraging its technology leadership to solve emerging electromagnetic design issues in high performance electrical devices and systems; capitalizing on the growing need for electromagnetic analysis in increasingly compact and complex electronic and electromechanical components and systems operating at higher speeds; and expanding its broad range of product applications to address emerging customer design requirements.

     Ansoft markets and sells its products through its direct sales force and distributors. As of October 31, 1997, the Company had a direct sales force of 30 representatives, supported by 60 employees in application engineering, marketing and sales administration. The Company has sold licenses for its products to over 500 organizations worldwide. Ansoft's customers include industry leaders in wireless communications and RF markets, as well as in the automotive, computer and consumer electronics industries. The Company's customers include Andrew Corporation, Applied Materials, GM, IBM, Intel, Lucent Technologies, Mitsubishi, Motorola, Nissan and Texas Instruments.

                                  THE OFFERING

Common Stock offered by the Company...................   2,550,000 shares
Common Stock offered by the Selling Stockholders......   950,000 shares
Common Stock outstanding after the offering(1)........   11,739,769 shares
Use of Proceeds.......................................   For working capital, repayment of
                                                         indebtedness and other general
                                                         corporate purposes, including
                                                         possible acquisitions.
Nasdaq National Market Symbol.........................   ANST

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         SIX MONTHS ENDED
                                           FISCAL YEAR ENDED APRIL 30,                     OCTOBER 31,
                                --------------------------------------------------      ------------------
                                 1993       1994       1995       1996      1997         1996       1997
                                -------    -------    -------    ------    -------      -------    -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Total revenue..............   $ 3,471    $ 5,121    $ 6,154    $8,695    $14,188      $ 5,652    $11,619
  Income (loss) from
     operations(2)...........      (774)       (46)      (289)      653     (7,552)      (2,782)     1,064
  Net income (loss)(2).......   $  (967)   $  (140)   $  (305)   $1,300    $(6,450)     $(2,404)   $ 1,641
  Net income (loss) per
     share(2)................   $ (0.40)   $ (0.06)   $ (0.06)   $ 0.19    $ (0.81)     $ (0.31)   $  0.17
  Weighted average shares
     outstanding.............     2,394      2,394      5,528     6,873      7,955        7,878      9,859

                                                                              OCTOBER 31, 1997
                                                                         --------------------------
                                                                         ACTUAL     AS ADJUSTED(3)
                                                                         -------    ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................................   $ 1,040        $35,324
  Working capital.....................................................     3,096         39,289
  Total assets........................................................    21,762         56,046
  Total stockholders' equity..........................................   $17,595        $53,788

------------------------------

(1) Based on the number of shares outstanding as of October 31, 1997, after giving effect to the exercise by one of the Selling Stockholders of options to purchase 10,000 shares of Common Stock to be sold by such Selling Stockholder in this offering. Excludes (i) 2,350,000 shares of Common Stock reserved for issuance under the Company's 1988 and 1995 Stock Option Plans, of which 1,239,417 shares were subject to outstanding options as of October 31, 1997, at a weighted average exercise price of $4.06 per share (options for 10,000 of such shares will be exercised and sold in connection with this offering), and (ii) 260,000 shares reserved for issuance upon exercise of options outstanding as of October 31, 1997, at a weighted average exercise price of $5.23 per share. See "Management--Employee Stock Option Plans" and
    Note 8 of Notes to the Consolidated Financial Statements of the Company.

(2) Includes acquired in process research and development charges of $8,754, or $1.07 per share, recognized in fiscal 1997.

(3) As adjusted to reflect the sale of shares of Common Stock offered by the Company hereby at an assumed public offering price of $15.25 per share, including the repayment of approximately $1,909,000 in indebtedness. See "Use of Proceeds" and "Capitalization."

                         ----------------------------------

     Except as otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (ii) all references herein to the "Company" or "Ansoft" include Ansoft Corporation and its wholly-owned subsidiaries. All references herein to a particular fiscal year are to the fiscal year ending April 30 of that year.

     Compact Software(R), Maxwell(R), Harmonica(R), ParlCs(R) and Serenade(R) are registered United States trademarks of Ansoft. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of the Common Stock offered hereby.

     UNCERTAINTY OF BROAD MARKET ACCEPTANCE. Historically, substantially all of the Company's revenue has been derived from the licensing and support of its electromagnetic analysis software. To date, there has been a limited market for electromagnetic analysis software. The failure of this market to develop or the slow development of this market would have a material adverse effect on the Company's business, operating results and financial condition. The Company believes that a number of factors will be necessary for its products to achieve broad market acceptance. These factors include increased demand for performance, miniaturization and manufacturing yield in the communications, computer and electronics industries; integration of its products with existing design systems and complementary EDA software; and user familiarity with the Company's products and capabilities. A decreased demand for electromagnetic analysis software as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that markets for the Company's products will develop further or, if they do, that the Company's products will achieve broad market acceptance. See "Business-- Products" and "Business--Product Development."

     COMPETITION. The EDA software industry is highly competitive and is characterized by continuing advances in products and technologies. In general, competition comes from major EDA vendors, many of which have a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. These companies also have established relationships with current and potential customers of the Company. The Company competes directly with certain major EDA vendors and privately-held companies which also provide products based on electromagnetic principles derived from Maxwell's Equations. There can be no assurance that the major EDA vendors and other EDA companies will not expand and develop new products in the electromagnetics-based EDA market. The Company also competes, on a limited basis, with the internal development groups of its existing and potential customers, many of whom design and develop customized design tools for their particular needs. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for the Company. The Company's software products currently compete with certain software offerings from Hewlett-Packard Corporation ("HP"). The Company entered into a distribution arrangement with HP under which HP formerly distributed the Company's HFSS 4.0 product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. HP has publicly announced the introduction of a follow-on product called HP HFSS 5.0. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. There can be no certainty that the Company will be able to compete successfully against HP, or that any failure to compete successfully with the introduction of HP's own HFSS product will not have an adverse impact on the Company's operations and prospects. The failure of the Company to compete successfully against current and future competitors would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

     HISTORY OF LOSSES; FUTURE OPERATING RESULTS UNCERTAIN. The Company has incurred net losses in each fiscal year since its founding with the exception of fiscal 1996. Although the Company is experiencing revenue growth and reported net income in six of its last eight fiscal quarters, such growth and profitability should not be considered to be indicative of future revenue growth, if any, or of future operating results. There can be no assurance that the Company's revenue and net income will grow or be sustained in future periods or that the Company will remain profitable in any future period. Future operating results will depend on many factors, including the degree and the rate of growth of the markets in which the Company competes and the accompanying demand for the Company's products, the level of product and price competition, the ability of the Company to develop and market new products and to control costs, the ability of the Company to expand its direct sales force and the ability of the Company to attract and retain key personnel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly operating results have varied in the past and may in the future vary significantly depending on factors such as increased competition, the timing of new product announcements and changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant license purchases, the cancellation of maintenance agreements, the mix of direct and indirect sales, future acquisitions, changes in operating expenses and changes in general economic factors. The sales cycle associated with licensing the Company's products is typically lengthy and subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and internal acceptance reviews. Due to the foregoing factors, and particularly the variability of the size and timing of significant license purchases, quarterly revenue and operating results are difficult to forecast.

     As is common in the software industry, the Company frequently ships more product in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. This pattern is likely to continue. The concentration of sales in the last month of the quarter makes the Company's quarterly financial results difficult to predict. Also, any failure of sufficient business to materialize or a disruption in the Company's production or shipping near the end of a quarter could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's business has been seasonal, with revenues in the first fiscal quarter typically lower than those in the fourth quarter of the preceding fiscal year.

     The Company's expense levels are based, in part, on its expectations as to future revenue levels. If revenue levels are below expectations, it could have a material adverse effect on the Company's business, operating results and financial condition. In particular, net income, if any, may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses varies with revenue. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Quarterly Results of Operations."

     LIMITED TRADING HISTORY OF COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE. The Company's Common Stock first became publicly traded on April 3, 1996 after the Company's initial public offering at $8.50 per share. The market price of the Common Stock has and could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company, announcements of new products and services by competitors, changes in the EDA environment, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet securities or industry analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instituted against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

     RISKS ASSOCIATED WITH ACQUISITIONS. The Company's strategy includes the acquisition of businesses, products and technologies that are complementary to those of the Company. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers. In furtherance of this strategy, in fiscal 1997 and 1998 the Company acquired three businesses, Compact Software, Inc. ("Compact"), the Electronic Business Unit (the "EBU") of MacNeal Schwendler Company ("MSC") and Boulder Microwave Technologies, Inc. ("Boulder"). There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate these and any future acquired businesses. The failure of the Company to integrate any acquired businesses could have a material adverse effect on the Company's business, operating results and financial condition. In order to finance any future acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Acquisitions."

     RISKS ASSOCIATED WITH COMPANY INVESTMENTS. The Company invested a portion of the proceeds of its initial public offering in certain long-, medium- and short-term investment grade, interest-bearing securities, and currently holds $3.0 million (as valued on its balance sheet as of October 31, 1997) in such securities. The value of the Company's investment in such instruments is subject to the normal risks of interest-bearing investments. Over time, the level of interest rates available in the market changes. As prevailing interest rates fall, the prices of bonds and other securities that trade on a yield basis tend to rise. Conversely, when prevailing interest rates rise, bond prices generally will fall. Generally, the longer the maturity of a fixed-income security, the higher its yield and the greater its price volatility. As a consequence, the value of the bonds and other instruments held by the Company could fluctuate substantially over time, depending upon long-term and short-term trends and interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's success is heavily dependent upon its proprietary software technology. The Company does not currently have any patents and relies principally on trade secret and copyright laws and contractual protections to establish and protect its proprietary rights. However, there can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. Moreover, third parties could independently develop competing technologies that are substantially equivalent to the Company's technologies. Although the Company believes that its products and proprietary rights do not infringe patents and proprietary rights of third parties, there can be no assurance that infringement claims, regardless of merit, will not be asserted against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such third parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Proprietary Rights."

     DEPENDENCE ON KEY PERSONNEL. The Company's future operating results depend in large part upon the continued services of its key technical and management personnel, including Dr. Zoltan J. Cendes, a founder, Chairman of the Board of Directors and Chief Technology Officer of the Company. The Company does not have employment contracts with Dr. Cendes or any other executive officer. The Company also believes that its future success will also depend in large part on its ability to continue to attract and retain highly-skilled technical, marketing and management personnel. The competition for such personnel, as well as for qualified EDA engineers, is intense. There can be no assurance that the Company will be able to continue to attract and retain the qualified technical and other personnel necessary for the development of its business. The Company maintains key-man life insurance with respect to Dr. Cendes in the amount of $5,000,000. See "Business--Product Development," and "--Employees" and "Management."

     RAPID TECHNOLOGY CHANGE AND NEED FOR NEW PRODUCTS. The EDA software industry is characterized by rapid and continuing advances in products and technologies. The Company's future success will depend upon its ability to enhance continually its current products, to develop and introduce new products that keep pace with technological advancements and changes in computer systems and design environments and to address the increasingly sophisticated needs of its customers. However, there can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that will adequately meet the requirements of the marketplace. In addition, the introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable. From time to time, the Company and others may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of currently planned or other new product offerings will not cause customers to defer purchasing existing Company products. See "Business--Products" and "--Product Development."

     USE OF DISTRIBUTORS AND SHIFT IN DISTRIBUTION MODEL. A significant portion of the Company's license and service revenue results from a limited number of international distributors. During fiscal 1996, 1997 and for the six month period ended October 31, 1997, revenue from international distributors accounted for approximately 19%, 19%, and 21%, respectively, of the Company's total revenue. In addition, pursuant to the HP Agreement, HP formerly distributed the Company's HFSS 4.0 product on an exclusive basis. The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. During fiscal 1996, 1997 and for the six month period ended October 31, 1997, revenue from the HP Agreement accounted for approximately 13%, 12%, and 6%, respectively, of the Company's total revenue.

     The Company's distributors are not obligated to purchase products from the Company and may also represent other products. There can be no assurance that the Company's current international distributors will continue to market, service and support the Company's products effectively, that they will choose to continue to license such products or that they will not devote greater resources to marketing or licensing products of other companies.

     The Company has recently shifted its distribution model to the use of direct sales personnel in Japan and other foreign markets. There can be no assurance that this transition will not result in dislocations or delays in penetration in these markets or that the recent shift will not result in start-up costs and other expenses. These expenses may be incurred before a commensurate level of revenues are generated in these markets. Failure to generate a requisite level of revenues in light of these expenses could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Sales and Marketing."

     RISKS ASSOCIATED WITH INTERNATIONAL LICENSING. International license and service revenue accounted for 32%, 41% and 48% of total product revenue in fiscal 1996, 1997 and the six month period ended October 31, 1997, respectively. The Company expects that international license and service revenue will continue to account for a significant portion of its revenue. The majority of the Company's international sales are priced in foreign currencies which the Company does not hedge and as such the Company's revenues and profits from such sales are subject to fluctuation due to variable foreign currency exchange rates. International licenses involve a number of inherent risks, including fluctuations in foreign currency exchange rates, variability of foreign economic conditions, changing restrictions imposed by United States export laws, the impact of recessionary environments in economies outside the United States, generally longer receivables collection periods, unexpected changes in and compliance with regulatory requirements, reduced protection for intellectual property rights in some countries, tariffs and other trade barriers. See "Business--Sales and Marketing."

     MANAGEMENT OF GROWTH. The Company's business has experienced rapid growth in recent years which has placed and could continue to place a significant strain on the Company's managerial and other resources. Revenues have grown from $3.5 million in fiscal 1993 to $14.2 million in fiscal year 1997, and the number of employees has grown from 69 in April 1996 to 176 as of October 31, 1997. The Company's ability to manage growth effectively will require it to continue to improve its operational and financial systems, hire and train new employees and add additional space, both domestically and internationally. The Company's success abroad will depend in part on its ability to manage its foreign operations. There can be no assurance that such efforts can be accomplished successfully. The failure to manage growth effectively or to generate sufficient increased revenues necessary to cover any higher costs resulting from such growth could have a material adverse effect on the Company's business, operating results and financial condition. See "Business."

     SUSCEPTIBILITY TO CHANGING ECONOMIC FACTORS. The Company is dependent upon the communications, semiconductor, automotive/industrial, computer, consumer electronics and defense/aerospace industries. Because these industries are characterized by technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressure, they have from time to time experienced sudden economic downturns. During these periods, capital spending is commonly curtailed and the number of design projects often decreases. Since the Company's sales are dependent upon capital spending trends and new design project in these industries, negative factors affecting these industries could have a material adverse effect on the Company's business, operating results and financial condition.

     RISK OF PRODUCT DEFECTS. Complex software products, such as those offered by the Company, may contain defects, undetected errors or failures when introduced or when new versions are released. There can be no assurance that, despite testing by the Company, errors will not be found in new products or versions after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon the Company's business, operating results and financial condition.

     CONCENTRATION OF STOCK OWNERSHIP. Upon completion of this offering, the directors and executive officers of the Company and their affiliates will beneficially own approximately 45% (43% if the Underwriters' overallotment option is exercised in full) of the Company's outstanding Common Stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying, deterring or preventing a change in control of the Company. See "Principal and Selling Stockholders."

     EFFECT OF CERTAIN CHARTER PROVISIONS, ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock without any further vote or action by the Company's stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with certain corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company currently has no plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

                                  THE COMPANY

     The Company was incorporated under the laws of Delaware in 1984. The Company has three wholly-owned subsidiaries, Ansoft California, Inc. ("Ansoft California"), Compact Software, Inc. ("Compact") which was acquired by the Company in 1997, and Ansoft Japan KK. Compact and Ansoft California were incorporated under the laws of the State of Delaware in 1983 and 1996, respectively. The results of operations of the subsidiaries are consolidated into the Company's operating results for financial reporting purposes. The Company's principal executive offices are located at Four Station Square, Pittsburgh, PA 15219. The Company's telephone number is (412) 261-3200 and e-mail address is info@ansoft.com.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,550,000 shares of Common Stock offered by the Company hereby (after deducting estimated underwriting discounts and commissions and estimated offering expenses) will be approximately $36,193,000 ($43,727,000 if the Underwriters' over-allotment option is exercised in full), based upon an assumed public offering price of $15.25 per share. Approximately $1,909,000 of the net proceeds from this offering will be used to repay in full indebtedness owed to a financial institution from whom the Company borrowed funds. The amounts borrowed are secured by certain investment securities held by the Company and accrue interest at a rate of 2% over the Broker Call Rate. The Company intends to use the remainder of the net proceeds from this offering for working capital, settlement of outstanding indebtedness and other general corporate purposes. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of complementary businesses, products or technologies, for which a portion of the net proceeds may also be used. However, the Company currently has no understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. Pending such uses, the net proceeds of the offering may be invested in investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain the earnings from operations for use in the operation of its business and does not anticipate paying cash dividends with respect to its Common Stock in the foreseeable future. The payment of any future dividends will be determined by the Board of Directors in light of the then current conditions, including the Company's earnings and financial condition.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol ANST since April 3, 1996. The following table sets forth, for the periods indicated, the range of high and low last reported sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                        HIGH         LOW
                                                                       -------     -------
    FISCAL YEAR ENDED APRIL 30, 1996
      4th Quarter (From April 3, 1996 through April 30, 1996).......   $ 9.500     $ 7.125

    FISCAL YEAR ENDED APRIL 30, 1997
      1st Quarter...................................................     8.750       4.000
      2nd Quarter...................................................     7.250       5.000
      3rd Quarter...................................................     6.875       4.500
      4th Quarter...................................................     5.875       4.625

    FISCAL YEAR ENDED APRIL 30, 1998
      1st Quarter...................................................     9.000       4.875
      2nd Quarter...................................................    23.250       8.375
      3rd Quarter (through November 12, 1997).......................    16.688      15.250

     On November 12, 1997, the last reported sale price of the Company's Common Stock was $15.25 per share. On November 12, 1997, the Company had approximately 138 shareholders of record.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of October 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of 2,550,000 shares of Common Stock offered hereby at an assumed public offering price of $15.25 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus:

                                                                             OCTOBER 31, 1997
                                                                         ------------------------
                                                                          ACTUAL      AS ADJUSTED
                                                                         --------     -----------
                                                                              (IN THOUSANDS)
Stockholders' equity:
     Preferred Stock, $0.01 par value; 1,000,000 shares authorized;
       no shares outstanding..........................................   $     --      $      --
     Common Stock, $0.01 par value; 25,000,000 shares authorized;
      9,179,769 shares issued and outstanding; 11,739,769 shares
      issued and outstanding, as adjusted (1).........................         92            118
     Additional paid-in capital.......................................     25,170         61,338
     Net unrecognized gain (loss) on marketable securities............        131            131
     Accumulated deficit..............................................     (7,798)        (7,798)
                                                                         --------     -----------
          Total stockholders' equity..................................   $ 17,595      $  53,788
                                                                          =======      =========

---------

(1) Based on the number of shares outstanding as of October 31, 1997 after giving effect to the exercise by one of the Selling Stockholders of options to purchase 10,000 shares of Common Stock to be sold by such Selling Stockholder in this offering. Excludes (i) 2,350,000 shares of Common Stock reserved for issuance under the Company's 1988 and 1995 Stock Option Plans, of which 1,239,417 shares were subject to outstanding options as of October 31, 1997, at a weighted average exercise price of $4.05 per share (options for 10,000 of such shares will be exercised and sold in connection with this offering), and (ii) 260,000 shares reserved for issuance upon exercise of options outstanding as of October 31, 1997, at a weighted average exercise price of $5.23 per share. See "Management--Employee Stock Option Plans" and
    Note 8 of Notes to the Consolidated Financial Statements of the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the five years ended April 30, 1997, are derived from the Company's Consolidated Financial Statements and related Notes thereto which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data as of and for the interim periods ended October 31, 1996 and October 31, 1997, are unaudited but, in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim period, and all such adjustments are of a recurring nature. The operating results for the six months ended October 31, 1997 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                        SIX MONTHS
                                                                                                           ENDED
                                                    FISCAL YEAR ENDED APRIL 30,                         OCTOBER 31,
                                      -------------------------------------------------------       -------------------
                                       1993        1994        1995        1996        1997          1996        1997
                                      -------     -------     -------     -------     -------       -------     -------
                                                                                                        (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
    Revenue
        License....................   $3,350      $4,944      $5,921      $ 7,995     $11,950       $4,811      $ 8,907
        Service and other..........      121         177         233          700      2,238           841        2,712
                                      -------     -------     -------     -------     -------       -------     -------
             Total revenue.........    3,471       5,121       6,154        8,695     14,188         5,652       11,619
                                      -------     -------     -------     -------     -------       -------     -------
    Costs and expenses
        Sales and marketing........    1,699       2,734       3,935        5,007      7,939         3,348        5,424
        Research and development...    1,450       1,296       1,462        1,766      2,993         1,247        3,374
        General and
          administrative...........    1,096       1,137       1,046        1,269      1,647           649        1,067
        Amortization...............       --          --          --           --        407           136          690
        Acquired in process
          research and
          development..............       --          --          --           --      8,754         3,054           --
                                      -------     -------     -------     -------     -------       -------     -------
             Total costs and
               expenses............    4,245       5,167       6,443        8,042     21,740         8,434       10,555
                                      -------     -------     -------     -------     -------       -------     -------
    Income (loss) from
      operations...................     (774)        (46)       (289)         653     (7,552)       (2,782)       1,064
    Interest income (expense),
      net..........................     (193)        (94)        (16)          35        682           378          187
                                      -------     -------     -------     -------     -------       -------     -------
    Income (loss) before income
      taxes........................     (967)       (140)       (305)         688     (6,870)       (2,404)       1,251
    Income taxes benefit...........       --          --          --          612        420            --          390
                                      -------     -------     -------     -------     -------       -------     -------
    Net income (loss)..............   $ (967)     $ (140)     $ (305)     $ 1,300     $(6,450)      $(2,404)    $ 1,641
                                      =======     =======     =======     =======     =======       =======     =======
    Net income (loss) per share....   $(0.40)     $(0.06)     $(0.06)     $  0.19     $(0.81)       $(0.31)     $  0.17
                                      =======     =======     =======     =======     =======       =======     =======
    Weighted average shares
      outstanding..................    2,394       2,394       5,528        6,873      7,955         7,878        9,859


                                                               APRIL 30,
                                        -------------------------------------------------------
                                         1993        1994        1995        1996        1997         OCTOBER 31, 1997
                                        -------     -------     -------     -------     -------       ----------------
                                                                                                        (UNAUDITED)
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............   $   10      $   43      $  116      $10,728     $  312            $  1,040
Working capital (deficit)............     (748)        259         593       12,204     (1,936)              3,096
Total assets.........................      950       1,417       1,792       15,391     21,951              21,762
Total stockholders' equity
  (deficit)..........................   (3,295)     (3,435)      1,161       14,291     14,917              17,595

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "plan," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

     Ansoft Corporation ("Ansoft" or the "Company") develops, markets and supports electronic design automation ("EDA") software based on fundamental electromagnetic principles. The Company's software is used by engineers in the design of high performance electronic devices and systems, such as cellular phones, communications systems, computer circuit boards and motors. As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communications, computer devices and electromechanical components and systems is becoming increasingly important, yet traditional EDA tools do not provide accurate modeling of electromagnetic interaction. By using the Company's software, companies can more easily predict electromagnetic interaction in such systems and components, thus reducing time to market and simultaneously lowering design and manufacturing costs. The Company's products are used by design engineers in a wide range of industries, particularly the rapidly evolving wireless communications and RF (radio frequency) markets as well as the semiconductor, computer, automotive and consumer electronics industries.

     License revenue consists principally of revenue from the licensing of the Company's software and is generally recognized when the software has been shipped and there are no significant remaining obligations. Service revenue consists of maintenance fees for providing system updates, user documentation and technical support for software products, and is recognized ratably over the term of the maintenance agreement. Other revenue consists primarily of revenue earned on development contracts with government-sponsored entities. Revenue under these arrangements is recognized as the service is performed.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the Company has concluded that it cannot determine, with any reasonable degree of accuracy, technological feasibility until the development phase of the project is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is generally very short and, consequently, the amounts that could be capitalized pursuant to SFAS No. 86 are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

     Effective July 24, 1996, April 9, 1997 and August 8, 1997, the Company acquired the Electronic Business Unit (the "EBU") of The MacNeal Schwendler Company ("MSC"), Compact Software Inc. ("Compact"), and Boulder Microwave Technologies, Inc. ("Boulder"), respectively. The cost of these acquisitions has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The allocation of the EBU and Compact acquisitions resulted in charges of $3.1 million and $5.7 million recorded, respectively, in fiscal 1997 based on the future expected cash flows of certain acquired in process research and development that had not reached technological feasibility. The acquisitions have been accounted for as purchases, and their respective financial results have been included in the accompanying consolidated financial statements since the date of their respective acquisitions.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenue of each item in the Company's consolidated statements of operations:

                                                                    PERCENTAGE OF REVENUE
                                                   -------------------------------------------------------
                                                                                            SIX MONTHS
                                                                                               ENDED
                                                    FISCAL YEAR ENDED APRIL 30,             OCTOBER 31,
                                                   -----------------------------         -----------------
                                                   1995        1996        1997          1996        1997
                                                   -----       -----       -----         -----       -----
Revenue
  License.......................................      96%         92%         84%           85%         77%
  Service and other.............................       4           8          16            15          23
                                                   -----       -----       -----         -----       -----
    Total revenue...............................     100         100         100           100         100
                                                   -----       -----       -----         -----       -----
Costs and expenses
  Sales and marketing...........................      64          58          56            59          47
  Research and development......................      24          20          21            22          29
  General and administrative....................      17          15          12            12           9
  Amortization..................................      --          --           3             2           6
  Acquired in process research and
    development.................................      --          --          62            54          --
                                                   -----       -----       -----         -----       -----
    Total costs and expenses....................     105          93         153           149          91
                                                   -----       -----       -----         -----       -----
Income (loss) from operations...................      (5)          7         (53)          (49)          9
Interest, net...................................      --          --           5             7           2
                                                   -----       -----       -----         -----       -----
Income (loss) before income taxes...............      (5)          7         (48)          (42)         11
Income taxes benefit............................      --           8           3            --           3
                                                   -----       -----       -----         -----       -----
Net income (loss)...............................      (5)%        15%        (45)%         (42)%        14%
                                                   =====       =====       =====         =====       =====

SIX MONTHS ENDED OCTOBER 31, 1997 COMPARED WITH SIX MONTHS ENDED OCTOBER 31,
1996

     REVENUE. Total revenue in the six-month period ended October 31, 1997 increased 105% to $11.6 million from $5.7 million in the comparable period of the preceding fiscal year, primarily due to increases in license revenue. License revenue during the six month period ended October 31, 1997 increased 85% to $8.9 million from $4.8 million during the comparable period in the prior fiscal year. The growth of license revenue is attributable to the continued increase in sales of existing Ansoft products as well as sales of the expanded suite of products offered by Ansoft as a result of the acquisitions. The increase in service and other revenue is attributable to an increase in revenue recognized under research and development cost sharing agreements as well as the continued growth of the installed base of customers and increased focus on marketing annual maintenance agreements.

     International revenue accounted for 48% and 39% of the Company's total product revenue in the six-month period ended October 31, 1997 and 1996, respectively.

     The Company entered into a distribution arrangement with HP under which HP formerly distributed the Company's HFSS product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. Revenue from the HP Agreement accounted for 6% and 13% of total revenue in the six-month period ended October 31, 1997 and 1996, respectively. The Company expects that HP will account for a decreasing percentage of its total revenues over the next three months. Management believes that the expiration of the HP Agreement will not have a material adverse effect on the consolidated financial condition or results of operations.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses consist of salaries, commissions paid to internal sales and marketing personnel and international distributors, promotional costs and related operating expenses. Sales and marketing expenses increased by 62% to $5.4 million in the six-month period ended October 31, 1997, as compared to $3.3 million in the same period in the previous fiscal year. The increase is attributable to an increase in the Company's sales force as a result of the acquisitions as well as increased marketing efforts, including advertising in trade publications and increased participation in industry trade shows. Sales and marketing expenses represented 47% and 59% of total revenue in the six-month period ended October 31, 1997 and 1996, respectively. The Company expects to increase sales and marketing expenditures both domestically and internationally as part of its continuing effort to expand its markets, introduce new products, build marketing staff and programs and expand its international presence. The Company expects that sales and marketing expenses will increase in absolute dollars in future periods.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Research and development expenses for the six-month period ended October 31, 1997 increased 171% to $3.4 million, as compared to $1.2 million for the same period in the previous fiscal year. The increase is due to increased research and development personnel primarily as a result of the acquisitions. Research and development expenses represented 29% and 22% of total revenue in the six-month period ended October 31, 1997 and 1996, respectively. The Company anticipates that research and development expenses will increase in absolute dollars in future periods.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the six-month period ended October 31, 1997 increased 64% to $1.1 million, as compared to $649,000 for the same period in the previous fiscal year. The increase is due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel. General and administrative expenses represented 9% and 12% of total revenue in the six-month period ended October 31, 1997 and 1996, respectively. The Company anticipates that general and administrative expenses will increase in absolute dollars in future periods.

     AMORTIZATION EXPENSE. Amortization expense for the six-month period ended October 31, 1997 increased to $690,000, as compared to $136,000 for the same period in the previous fiscal year. The increase is due to the amortization of the additional intangible assets acquired during fiscal 1997 and fiscal 1998.

     ACQUIRED IN PROCESS RESEARCH AND DEVELOPMENT EXPENSES. On July 24, 1996, the Company acquired the EBU for $5.6 million in cash. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The allocation of the cost of the acquisition resulted in an in process research and development charge of $3.1 million based on the future expected cash flows of certain acquired in process research and development that had not reached technological feasibility.

     INTEREST (NET). Interest income for the six-month period ended October 31, 1997 decreased to $300,000, compared to $432,000 for the same period in the previous fiscal year. Interest income decreased due to the use of cash in partial payment for the fiscal 1997 and fiscal 1998 acquisitions. Interest expense for the six-month period ended October 31, 1997 increased to $113,000, compared to $54,000 for the same period in the previous fiscal year. Interest expense increased due to increased borrowing by the Company.

     INCOME TAXES. In the six-month period ended October 31, 1997, the Company recorded a net income tax benefit of $390,000, resulting from the partial recognition of previously unrecognized deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes." The Company's net deferred tax asset of $1.5 million as of October 31, 1997, consists primarily of net operating loss carryforwards for federal income tax purposes, which are available to offset future taxable income, and expire in increments beginning in April 2004, through April 2012.

YEAR ENDED APRIL 30, 1997 COMPARED WITH YEAR ENDED APRIL 30, 1996

     REVENUE. The Company's license revenue increased by 49% to $12.0 million for the year ended April 30, 1997, as compared with $8.0 million in the previous year. The revenue growth was attributable to the continued growth of the installed base of customers licensing the Company's existing products and to the expanded suite of products offered by Ansoft as a result of the acquisition of the EBU. Service and other revenue increased by 220% to $2.2 million for the year ended April 30, 1997, as compared with $0.7 million in the previous year. The increase in service and other revenue is attributed to increased purchased annual maintenance agreements, and reflects the continued growth of the installed base of customers and increased focus on marketing annual maintenance agreements as well as an increase in revenue recognized under research and development cost sharing agreements.

     International revenue accounted for 41% and 33% of the Company's total product revenue in fiscal 1997 and 1996, respectively. Revenue from the HP Agreement accounted for 12% and 13% of total revenue in fiscal 1997 and 1996, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by 59% to $7.9 million in fiscal 1997, as compared to $5.0 million in fiscal 1996. The increase was attributable to increased marketing efforts, including advertising in trade publications and increased participation in industry trade shows and the increase in sales force as a result of the 1997 acquisitions. Sales and marketing expenses represented 56% and 58% of total revenue in fiscal 1997 and fiscal 1996, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 70% to $3.0 million in fiscal 1997, as compared to $1.8 million in fiscal 1996. The increase was due to increased costs associated with continuing product development and enhancement of existing products in addition to the increased personnel as a result of the EBU acquisition. Research and development expenses represented 21% and 20% of total revenue in fiscal 1997 and 1996, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 30% to $1.6 million in fiscal 1997, as compared to $1.3 million in fiscal 1996. The increase was due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel, along with other general cost increases. General and administrative expenses represented 12% and 15% of total revenue in fiscal 1997 and 1996, respectively. The decrease as a percentage of revenue was due to certain of the expenses being of a fixed nature which have not increased proportionately with the increase in revenue.

     AMORTIZATION EXPENSE. Amortization expense in fiscal 1997 of $407,000 was recognized as a result of the amortization of the intangible assets acquired during fiscal 1997.

     ACQUIRED IN PROCESS RESEARCH AND DEVELOPMENT EXPENSES. On July 24, 1996, the Company acquired the EBU for $5.6 million in cash. On April 9, 1997, the Company acquired Compact for approximately $10.0 million in cash and stock. These acquisitions have been accounted for as purchases and the cost of these acquisitions has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The allocation of the EBU and Compact acquisitions resulted in charges of $3.1 million and $5.7 million, respectively, based on the future expected cash flows of certain acquired in process research and development that had not reached technological feasibility.

     INTEREST (NET). Interest income increased to $902,000 in fiscal 1997, as compared to $41,000 in fiscal 1996. Interest income increased due to larger cash and marketable securities balances resulting primarily from the net proceeds of the Company's initial public offering which was completed in April 1996. Interest expense increased to $220,000 in fiscal 1997, as compared to $6,000 in fiscal 1996. Interest expense increased due to increased borrowing by the Company.

     INCOME TAXES. During fiscal 1997 the Company recorded a net income tax benefit of $420,000, resulting from the partial recognition of previously unrecognized deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes."

YEAR ENDED APRIL 30, 1996 COMPARED WITH YEAR ENDED APRIL 30, 1995

     REVENUE. The Company's license revenue increased by 35% to $8.0 million for the year ended April 30, 1996, as compared with $5.9 million in the previous year. The increase in revenue was primarily attributable to the increase in the number of licenses sold. Service and other revenue increased by 200% to $700,000 for the year ended April 30, 1996, as compared with $233,000 in the previous year. The increase in service and maintenance revenue was primarily attributable to purchased annual maintenance agreements and reflected the continued growth of the installed base of customers and increased focus on marketing annual maintenance agreements and to a lesser extent, revenue recognized on the research and development cost sharing agreement.

     International revenue accounted for 33% and 31% of the Company's total product revenue in fiscal 1996 and 1995, respectively. Revenue from the HP Agreement accounted for 13% and 18% of total revenue in fiscal 1996 and 1995, respectively.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by 27% to $5.0 million in fiscal 1996, as compared to $3.9 million in fiscal 1995. Sales and marketing expenses increased primarily due to the expansion of the Company's sales and marketing organization and, to a lesser extent, participation in domestic and international conferences and trade shows. Sales and marketing expenses represented 58% and 64% of total revenue in fiscal 1996 and fiscal 1995, respectively. The decrease as a percentage of revenue was due to certain of the expenses being of a fixed nature which have not increased proportionately with the increase in revenue.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 21% to $1.8 million in fiscal 1996, as compared to $1.5 million in fiscal 1995. The increase was due to increased costs associated with continuing product development and enhancement of existing products. Research and development expenses represented 20% and 24% of total revenue in fiscal 1996 and 1995, respectively. The decrease as a percentage of revenue was due to certain of the expenses being of a fixed nature which did not increase proportionately with the increase in revenue.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 21% to $1.3 million in fiscal 1996, as compared to $1.0 million in fiscal 1995. The increase was due to additional costs required to support the increase in operations, including the hiring of additional administrative personnel, along with other general cost increases. General and administrative expenses represented 15% and 17% of total revenue in fiscal 1996 and 1995, respectively.

     INTEREST (NET). The Company recorded interest income of $35,000 in fiscal 1996, as compared to interest expense of $16,000 in fiscal 1995. Interest income resulted primarily from the net proceeds of the Company's initial public offering which was completed in April 1996.

     INCOME TAXES. During fiscal 1996 the Company recorded a net income tax benefit of $612,000, resulting from the partial recognition of previously unrecognized deferred tax assets in accordance with the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes."

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited quarterly results in dollar amounts and as a percentage of total revenue for each quarter of fiscal 1997 and the first two quarters of fiscal 1998. The information has been prepared on a basis consistent with the Company's annual consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for such periods. The Company's quarterly results have been in the past, and may be in the future, subject to fluctuations due to increased competition, the timing of new product announcements, changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the Company's products and the size and timing of significant licenses. The Company believes that results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

The Company's business has been seasonal, with revenues in the first fiscal quarter typically lower than the fourth quarter of the preceding fiscal year.

                                                                            QUARTER ENDED
                                              --------------------------------------------------------------------------
                                                                FISCAL 1997                             FISCAL 1998
                                              ------------------------------------------------     ---------------------
                                              JULY 31,     OCT. 31,     JAN. 31,     APRIL 30,     JULY 31,     OCT. 31,
                                                1996         1996         1997         1997          1997         1997
                                              --------     --------     --------     ---------     --------     --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue
  License..................................    $ 1,961      $2,850       $3,010       $ 4,129       $4,016       $ 4,891
  Service and other........................        357         484          565           832        1,319         1,393
                                               -------      ------       ------       -------       ------       -------
    Total Revenue..........................      2,318       3,334        3,575         4,961        5,335         6,284
                                               -------      ------       ------       -------       ------       -------
Costs and expenses
  Sales and marketing......................      1,429       1,919        1,977         2,614        2,557         2,867
  Research and development.................        498         749          720         1,026        1,510         1,864
  General and administrative...............        294         355          442           555          470           597
  Amortization.............................         --         136          136           136          314           376
  Acquired in process research and
    development............................      3,054          --           --         5,700           --            --
                                               -------      ------       ------       -------       ------       -------
    Total costs and expenses...............      5,275       3,159        3,275        10,031        4,851         5,704
                                               -------      ------       ------       -------       ------       -------
Income (loss) from operations..............     (2,957)        175          300        (5,070)         484           580
Interest income (expense)..................        220         158          167           137           91            96
Income (loss) before taxes.................     (2,737)        333          467        (4,933)         575           676
Income tax benefit.........................         --          --           --           420          170           220
                                               -------      ------       ------       -------       ------       -------
  Net income (loss)........................    $(2,737)     $  333       $  467       $(4,513)      $  745       $   896
                                               =======      ======       ======       =======       ======       =======
  Net income (loss) per share..............    $ (0.35)     $ 0.04       $ 0.06       $ (0.54)      $ 0.08       $  0.09
                                               =======      ======       ======       =======       ======       =======
Weighted average number of shares
  outstanding..............................      7,907       8,170        8,184         8,308        9,621        10,121

                                                                     PERCENTAGE OF TOTAL REVENUE
                                              --------------------------------------------------------------------------
Revenue
  License..................................        85%          85%          84%           83%          75%           77%
  Service and other........................        15           15           16            17           25            23
                                               ------       ------       ------       -------       ------       -------
    Total Revenue..........................       100          100          100           100          100           100
                                               ------       ------       ------       -------       ------       -------
Costs and expenses
  Sales and marketing......................        62           58           55            53           48            46
  Research and development.................        21           22           21            20           28            30
  General and administrative...............        13           11           12            11            9             9
  Amortization.............................        --            4            4             3            6             6
  Acquired in process research and
    development............................       132           --           --           115           --            --
                                               ------       ------       ------       -------       ------       -------
    Total costs and expenses...............       228           95           92           202           91            91
                                               ------       ------       ------       -------       ------       -------
Income (loss) from operations..............      (128)           5            8         (102)            9             9
Interest income (expense)..................        10            5            5             3            2             2
                                               ------       ------       ------       -------       ------       -------
Income (loss) before taxes.................      (118)          10           13          (99)           11            11
Income tax benefit.........................        --           --           --             8            3             3
                                               ------       ------       ------       -------       ------       -------
Net income (loss)..........................      (118)%         10%          13%         (91)%          14%           14%
                                               ======       ======       ======       =======       ======       =======

LIQUIDITY AND CAPITAL RESOURCES

     As of October 31, 1997, the Company had $1.0 million in cash and cash equivalents. Net cash provided by operating activities was $716,000 and $403,000 in fiscal 1996, fiscal 1997, respectively. Net cash used in operating activities was $340,000 and $79,000 in fiscal 1995 and the first six months ended October 31, 1997, respectively.

     Net cash used in investing activities was $277,000, $1,859,000, $15.1 million and $3.0 million in fiscal 1995, fiscal 1996, fiscal 1997 and the six months ended October 31, 1997, respectively. During fiscal 1996, fiscal 1997, and the six months ended October 31, 1997, the Company purchased (sold) marketable securities of $1.5 million, $5.7 million, and $(4.3) million respectively. The Company used $8.6 million in the acquisitions of the EBU and Compact in fiscal 1997 and $676,000 (net of cash acquired) in the acquisition of Boulder in the first six months of fiscal 1998.

     Capital expenditures, consisting primarily of purchases of computer equipment, were $277,000, $400,000 and $811,000 in fiscal 1995, 1996 and 1997, respectively and $676,000 in the six months ended October 31, 1997. The Company expects that purchases of computer equipment will increase as the Company's employee base grows.

     Net cash provided by financing activities includes proceeds from the issuance of Common Stock and stockholders advances totaling $714,000, $11.8 million and $120,000, in fiscal 1995, 1996 and 1997, respectively, and $119,000 in the six months ended October 31, 1997. In addition, during fiscal 1997 the Company borrowed $4.2 million on its secured line of credit with a financial institution which was used primarily as part of the cash payment for the acquisitions. During the six months ended October 31, 1997, the Company repaid $2.3 million on its line of credit.

     As of October 31, 1997, the Company had working capital of $3.1 million. The Company also has available an unused portion of a secured line of credit with a financial institution at an interest rate varying from a minimum of 2% below the Broker Call Rate to a maximum equaling the Broker Call Rate. The line of credit is collateralized by marketable securities owned by the Company. As of October 31, 1997, $1.9 million was outstanding under the line of credit with approximately $30,000 available for borrowing on this line of credit. The total funds that may be available for borrowing may vary as the market value of the underlying securities varies. The Company intends to use a portion of the net proceeds from this offering to repay in full the indebtedness under the line of credit. The Company believes that the available funds, cash flows from operations and the net proceeds of this offering will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek additional funds through equity or debt financing. There can be no assurance that additional financing will be available or that, if available, such financing will be on terms favorable to the Company.

     ACQUISITIONS. On July 24, 1996, the Company acquired the EBU for $5.6 million in cash. The acquisition was accounted for as a purchase, and the financial results of the EBU have been included in the accompanying consolidated financial statements since the date of the acquisition.

     On April 9, 1997, the Company acquired all of the outstanding capital stock of Compact for $3.0 million in cash and 1,272,728 shares of the Company's Common Stock. The acquisition was accounted for as a purchase and the financial results of Compact have been included in the accompanying consolidated financial statements since the date of the acquisition.

     On August 11, 1997, the Company acquired Boulder by the merger of Boulder with and into the Company, in consideration for $743,000 in cash and 108,146 shares of the Company's Common Stock. The acquisition was accounted for as a purchase, and the financial results of Boulder have been included in the accompanying consolidated financial statements since the date of the acquisition.

EFFECTS OF INFLATION

     To date, inflation has not had a material impact on the Company's consolidated financial results.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, SFAS No. 128 "Earnings Per Share" was issued by the Financial Accounting Standards Board. SFAS 128 specifies modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS 128, "basic earnings per share" will be calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" will be calculated based upon the weighted average number of common shares outstanding and other potential common shares if they are dilutive. SFAS 128 is effective for the Company's third quarter of fiscal 1998 and will be adopted at that time. Prior periods will be restated. Had the Company determined earnings per share in accordance with SFAS 128, basic earnings (loss) per share for fiscal 1995, 1996, 1997 and the first six months of fiscal 1998 ended October 31, 1997 would have been $(0.06), $0.21, $(0.83) and $0.18, respectively, and diluted earnings per share would have been $(0.06), $0.19, $(0.81) and $0.17, respectively.

     On May 1, 1996, the Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation." This statement permits a company to choose either a new fair value based method of accounting for its stock-based compensation arrangements or to comply with the current APB Opinion 25 intrinsic value based method adding pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in the financial statements. The Company has adopted SFAS 123 by retaining the APB Opinion 25 method of accounting for stock-based compensation with annual pro forma disclosures of net income and earnings (loss) per share.

     SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," are effective for the year ended April 30, 1999. The Registrant does not believe these statements will have a material impact on its financial statements.

YEAR 2000 ISSUES

     The Company is evaluating Year 2000 issues and their potential impact on its information systems and computer technologies. All evaluation costs will be expensed as incurred. Year 2000 issues are not expected to have a significant impact on the Company's ongoing results of operations.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements including those factors identified in "Risk Factors." Results actually achieved thus may differ materially from expected results included in these statements.

                                    BUSINESS

     Ansoft Corporation ("Ansoft" or the "Company") develops, markets and supports electronic design automation ("EDA") software based on fundamental electromagnetic principles. The Company's software is used by engineers in the design of high performance electronic devices and systems, such as cellular phones, communications systems, computer circuit boards and motors. As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communications, computer devices and electromechanical components and systems is becoming increasingly important, yet traditional EDA tools do not provide accurate modeling of electromagnetic interaction. By using the Company's software, companies can more easily predict electromagnetic interaction in such systems and components, thus reducing time-to-market and simultaneously lowering design and manufacturing costs. The Company's products are used by design engineers in a wide range of industries, particularly the rapidly evolving wireless communications and RF (radio frequency) markets as well as the semiconductor, computer, automotive and consumer electronics industries.

INDUSTRY BACKGROUND

     In recent years, engineers have used EDA software to automate the previously manual, time-consuming and error-prone design process, resulting in dramatic increases in productivity and efficiency. EDA software can be used in each of the three phases of the electronic design process: Logic Design and Synthesis, which provides an outline of the system's overall architecture; Functional Design and Analysis, which encompasses the specification of desired functionality, functional design, simulation and analysis; and Physical Design and Verification, which involves the creation of physical layout (i.e., placement and routing) and verification that the design meets required specifications.

     As the marketplace demands higher levels of system performance and miniaturization, the need to model accurately the electromagnetic interaction in communication and computing devices and electromechanical components is becoming increasingly important. The design requirement to fit more devices and interconnections into smaller spaces results in increased electromagnetic interaction. Moreover, high performance systems, with frequencies of approximately 500 MHz and beyond, exhibit a high level of electromagnetic interaction causing the degradation of the quality of electrical signals. In addition, the electromagnetic radiation emitted by electronic products is regulated by the Federal Communications Commission ("FCC") and equivalent regulatory bodies in Europe and Japan, and commercialization of these products is contingent upon meeting government-specified electromagnetic compatibility requirements. These problems are exacerbated by time-to-market pressures and the need to reduce design and development costs.

     While traditional EDA tools have become more sophisticated, they lack the requisite degree of precision in modeling electromagnetic interactions in components and systems. As a result, the current process for designing and manufacturing wireless and electronic components and systems is often iterative, time-consuming and inaccurate. Designs are generated, devices and systems are developed, prototypes are manufactured, performance is measured and assessed and designs are then refined to meet the original performance specifications. This entire process is typically repeated a number of times, lengthening the design process, increasing costs and resulting in lost market opportunities.

THE ANSOFT SOLUTION

     The Company's software products allow design engineers to model component level and system level electromagnetic interaction which the Company believes is crucial to the effective design of electronic systems and components. The Company's products apply electromagnetic principles, derived from Maxwell's Equations, to more accurately model electromagnetic interaction. By using Ansoft software products to analyze electromagnetic interaction, the Company believes that end users of its products are able to reduce the time-to-market for their products, lower the risks of design failure and eliminate costly and time-consuming product redesign. Ansoft's software products may be used as an independent design platform or integrated with complementary EDA tools within a customer's existing design environment. The Company's research and development team has broad expertise in electromagnetic simulation, electrical engineering, applied mathematics and software development, enabling Ansoft to continue to advance its electromagnetics-based EDA software.

     The following diagram illustrates the phases of design in which the Company's electromagnetics-based EDA software is used in the high frequency
(HF), signal integrity (SI) and electromechanical (EM) markets.


[Diagram illustrates three phases of electronic design process, representative applications and representative industries for such applications.]

ANSOFT STRATEGY

     Ansoft's objective is to become a leading worldwide supplier of EDA software. Using its proprietary electromagnetics technology as a primary competitive advantage, the Company pursues its objective through the following strategies:

     Leverage Expertise in Electromagnetic Analysis. The Company continually seeks to develop new technologies and design new products and interfaces which leverage the Company's expertise in electromagnetic modeling and its focused team of research and development engineers. For example, the Company has applied its technology expertise to solve high frequency modeling and device design issues confronting wireless communications engineers.

     Capitalize on Growing Need for Electromagnetic Analysis. Ansoft seeks to capitalize on the increased need in the marketplace for the accurate modeling of electromagnetic interaction. More accurate modeling of electromagnetic interaction is becoming increasingly critical as compact electronic and electromechanical components and systems operate at higher speeds and with greater complexity.

     Expand Broad Range of Product Applications. The Company offers products which address a wide range of design problems including electromagnetic interference in communications industries, IC packaging and signal integrity issues in the semiconductor and computer industries, and electromagnetic performance and yield issues in the automotive and consumer electronics industries. The Company continually seeks to develop new applications and product enhancements, as well as new interfaces for its existing products.

     Integrate with Multiple Design Environments. Ansoft's software products may be used as independent design platforms or integrated with complementary EDA tools within a customer's existing design environment. Ansoft participates in industry standardization efforts and supports a wide range of Unix-based workstations and personal computers running Microsoft Windows 95 and Windows NT.

     Focus on Customer Service. The Company focuses on providing worldwide customer service to achieve a high degree of customer satisfaction and provides a wide range of support services to maximize the success of its tools in the customer's design environment. The Company offers on-site and in-house training programs and on-line and telephone support for its customers.

PRODUCTS

     The Company's high-frequency ("HF") software enables users to design RF ICs, antenna and radar systems and microwave components. The Company's signal integrity ("SI") software enables users to design computer interconnects, IC Packaging structures and electronic systems by accurately capturing the degradation in signal quality due to higher clock speeds and smaller physical dimensions. The Company's Maxwell Eminence software combines both HF and SI functionality. The Company's electromechanical ("EM") software products enable designers of electromechanical components and systems to optimize the electrical performance of their designs while increasing manufacturing yields. Ansoft products are available for Unix-based workstations and personal computers running Microsoft Windows 95 and Windows NT.

     The following table sets forth each of the Company's primary products:

[Products chart depicting primary software products of the Company, date of first shipment and date of last release]

Ansoft HF Software

     Maxwell Strata. This product enables the design of RF ICs, MMICs (Monolithic Microwave Integrated Circuits), and planar antennas for customers in the communications markets. The product is priced at $29,900 stand-alone and $19,900 if bundled with another Ansoft product.

     Ansoft HFSS (High-Frequency Structure Simulator). Ansoft HFSS enables engineers to compute functional models and expected characteristics for passive devices, particularly RF and wireless components such as couplers, high-frequency filters and antennas. The Company sells the latest version of this product, Ansoft HFSS 5.0, worldwide through its direct sales force and its distributors. The Company continues to supply HP with HFSS 4.0 in accordance with the terms of the HP Agreement which expired in January 1997 and has not been renewed. HP has the right to sell HFSS 4.0 through January 1998. The U.S. list price of Ansoft HFSS 5.0 is $41,900.

     Serenade. This software suite provides integrated design support for microwave, RF and lightwave circuit designs. The software supports schematic, circuit analysis and layout capabilities concurrently. The Serenade suite complements Ansoft HFSS and Strata, allowing users to include rigorous analysis of electromagnetic coupling effects within their circuit analysis. The U.S. list price of this product suite ranges from $19,900 to $39,900.

     Ensemble. This product offers similar but reduced levels of functionality as Maxwell Strata and is focused on the needs of designers of printed circuit antennas. The U.S. list price of this product is $16,500.

Maxwell Eminence

     This product combines the functionality of the Company's HF and SI products to enable designers of wireless communication systems to design RF components and sub-systems and to evaluate the interaction between the digital and RF portions of communications systems. This product allows system designers to model critical path PCB emissions, evaluate component level electromagnetic interference and to study shielding effectiveness enabling them to design for FCC and other regulatory guidelines proactively. The U.S. list price of this product is $64,900.

Ansoft SI Software

     Maxwell SI 2D and Maxwell SI 3D. These products import interconnect geometry from design databases and creates device models in HSPICE (Meta Software), PSpice (MicroSim), or DF/SigNoise (Cadence) formats. These models accurately capture the degradation in signal quality due to higher clock speeds and smaller physical dimensions. The U.S. list price of each of these products is $19,900.

     Maxwell Spicelink. This product creates physical models of IC Packaging structures in industry standard JEDEC (Joint Electronic Device Engineering Committee) format and creates SPICE models for these devices. The package, which includes a schematic capture tool and circuit simulation tool, allows system designers to study the effect of connectors, packages and cables on system performance. The U.S. list price of this product is $34,900.

Ansoft EM Software

     Maxwell 2D Field Simulator. This product performs electromagnetic field simulation at the design stage based on the geometry and material properties of the component. Electromagnetic field simulation provides designers with critical device parameters such as forces, torques, saturation effects, inductance, capacitance and power losses. The parametrics capability of the two-dimensional field simulator allows the user to easily perform "what-if" analysis by automatically varying physical dimensions, material properties and excitation levels. By evaluating field solutions and device characteristics, the designer is able to determine where material substitutions and geometry changes can be made to reduce production costs while increasing device performance. The U.S. list price of this product ranges from $2,900 to $13,900.

     Maxwell 3D Field Simulator. This product provides similar electromagnetic field simulation of devices as the Maxwell 2D Field Simulator for applications that require three dimensional analysis. The U.S. list price for this product ranges from $14,900 to $34,900 and includes Maxwell 2D Field Simulator.

     EMSS. This product allows devices designed at the component level in Maxwell 2D and 3D Field Simulators to be simulated on a larger system level by coupling the electromagnetic behavior of a device with electrical and mechanical drive and load components, and permits the critical evaluation of both transient and steady state system level behavior. The integrated solution is used to study issues such as the effects of non-linear magnetic components on system level behavior, source and load transients, induced voltages and currents, as well as position and velocity of moving parts. The U.S. list price of this product ranges from $19,900 to $24,900.

     EMAS. This product is a two- and three-dimensional field simulation tool for engineers requiring comprehensive analysis capability. EMAS complements EMSS and the Maxwell Field Simulators by bridging the gap between electromagnetic, structural, and thermal analysis and by permitting customers to analyze structural and thermal characteristics concurrently in order to avoid unacceptable levels of heat generation. The U.S. list price of this product ranges from $37,000 to $65,000.

ANSOFT TECHNOLOGY

     Electrical components and systems exhibit behavior determined by fundamental electromagnetic forces. Electromagnetic fields can be analyzed by using a set of equations known as Maxwell's Equations, derived by the physicist James Clerk Maxwell in 1869. While Maxwell's Equations describe electromagnetic phenomena completely, they are difficult to apply to complex, real-life problems. Traditional EDA tools rely on circuit theory to approximate electromagnetic behavior by reducing designs to simple systems of large isolated components where electrical signs vary, or "switch," relatively slowly. However, as frequencies and structural complexities increase, the amount of electromagnetic interaction in a system rises dramatically. The Company believes that software based on circuit theory cannot model such systems with the requisite degree of accuracy.

     Ansoft has a team of research engineers focused on the mathematical and physical underpinnings of the Company's simulation algorithms. Dr. Zoltan Cendes, a founder of the Company, serves as the technical leader of the group. By virtue of over 15 years of research and development by Dr. Cendes prior to the Company's inception in 1984, and by its internal research and development staff thereafter, Ansoft has pioneered the following technologies: automatic and adaptive convergence to solutions, asymptotic waveform evaluation for spectral domain solutions, transfinite elements, basis evaluation state-space techniques and fast multipole acceleration algorithms. As a result of the work of Dr. Cendes and the Ansoft research and development team, the Company's technology applies Maxwell's Equations to complex, real-life problems in the following three stages:

     Preprocessing. The first stage is preprocessing and consists of building a computer model of the device to be simulated. This is accomplished by creating a model of the device geometry, using either Ansoft's solid modeling system or other mechanical CAD systems, and then defining the physical properties (such as material, voltage, current and charge) of the device components.

     Solution. The second stage is the solution process, which involves calculating electromagnetic fields for the devices generated during the preprocessing stage. These procedures provide accurate and stable solutions for field problems, inductance and capacitance calculations used in signal integrity simulation of digital components and wide-band frequency response of high-frequency devices. Since Ansoft's solution procedure is fully automatic and essentially invisible to the user, analysis involving this high level of sophistication can be used by designers with varying levels of experience.

     Post-processing. The third stage is post-processing, which consists of applying additional proprietary procedures to analyze the results from the second stage in light of the specific design environment. Examples of these procedures are the "transfinite element method," which provides accurate s-parameters for high-frequency engineers, and the basis evaluation state-space technique, which is used to couple the electromagnetic devices with electronic circuits and mechanical loads.

PRODUCT DEVELOPMENT

     The Company continually seeks to design and develop new technologies, products and interfaces based on its core electromagnetic expertise. This effort includes releasing improved versions of its products on a regular basis as well as developing new products. The Company assigns an interdisciplinary team of personnel from research and development, software development, documentation, quality assurance, customer support and marketing to each product development project. Ansoft develops cooperative relationships with major customers with respect to beta-testing its new products or enhancements and implementing suggestions for new product features. The Company also maintains cooperative relationships with the major hardware vendors on which the Company's products operate. The Company believes that its team approach and cooperative relationships allow it to design products that respond on a timely basis to emerging trends in computing, graphics and networking technologies.

     As of October 31, 1997, the Company's product development group consisted of 74 employees. The Company seeks to hire experts in the fields of electromagnetic engineering, high speed circuit simulation, applied mathematics and software development.

     During fiscal 1996, 1997 and the six month period ended October 31, 1997, research and development expenses were $1.8 million, $3.0 million and $1.9 million, respectively. See also "Management's Discussion and Analysis--Liquidity and Capital Resources--Acquisitions."

SALES AND MARKETING

     Ansoft markets and sells its products worldwide through its direct sales force and distributors. The Company hires application engineers with significant industry experience who can analyze the needs of its customers and gain technical insight into the development of future products and enhancements to existing products. The Company's application engineers work with the direct sales force to provide on-site support during critical stages of the user's benchmark, evaluation and implementation processes. The Company generates sales leads through customer referrals, advertising in trade publications and on the World Wide Web. In addition, the Company participates in industry trade shows and organizes seminars to promote and expand the adoption of its products.

     Direct. In North America, the Company maintains sales and support offices in Arizona, Northern and Southern California, Florida, Massachusetts, Michigan, New Jersey, Ohio, Pennsylvania, Texas, Wisconsin, and a telemarketing sales group operating from its Pittsburgh headquarters. In Asia, the Company maintains direct sales and support offices in Japan, China and Singapore. In Europe, the Company maintains sales and support offices in England, Germany and Italy. As of October 31, 1997, the Company had a direct sales force of 30 representatives, supported by 60 employees in application engineering, marketing and sales administration.

     Distributors and HP. In 1989, the Company entered into a distribution arrangement with Hewlett-Packard Corporation ("HP") under which HP formerly distributed the Company's HFSS 4.0 product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. During fiscal 1996, 1997 and the six month period ended October 31, 1997, revenue from HP accounted for approximately 13%, 12% and 6%, respectively, of the Company's total revenue. The Company expects that HP will account for a decreasing percentage of its total revenues over the next three months. Management believes that the expiration of the HP agreement will not have a material adverse effect on the Company's future financial condition or results of operations.

     The Company also has distribution agreements with various international distributors. The Company supports its distributors and their customers with technical, sales and management personnel.

CUSTOMERS

     The Company has significant breadth in its installed base with over 500 customers in the communications, semiconductor, automotive/industrial, computer, consumer electronics and defense/aerospace industries. No single customer in the Company's installed base accounted for more than 10% of total revenue within any of the past three fiscal years. The following are customers by industry from whom the Company has received more than $50,000 in revenues in either fiscal 1997 or the first six months of fiscal 1998.

     COMMUNICATIONS          SEMICONDUCTOR                   AUTOMOTIVE/INDUSTRIAL
     --------------          ----------------                ---------------------
Andrew Corporation              Amkor Electronics               ABB
Celwave                         Anam Semiconductor              Chrysler
GEC-Marconi                     Applied Materials               Cutler Hammer
Generaldirektion PTT            Conductus                       Delphi Packard
Hughes                          ETRI                            Dupont
Italtel S.p.A.                  Harris Semiconductor            Eaton
Lucent Technologies             Intel                           Ford Motor
Metawave Communications         LG                              General Motors
Motorola                        Molex                           Hyundai
Pacific Antenna Communications  Teradyne                        Nissan
Rockwell                        Texas Instruments               Robert Bosch
Siemens                                                         Wolff Controls
StarFire Antenna
Wave Trace


COMPUTER                        CONSUMER ELECTRONICS            DEFENSE/AEROSPACE
--------                        -------------------             -----------------
 Fujitsu                        Daewoo Electronics              AlliedSignal
 Hitachi                        Daido Tokushukokk               Australian Dept. of Defense,
 Honeywell                      General Electric                Navy
 IBM                            Mitsubishi                      Bell Helicopter
 NEC                            Nikon                           Boeing
 Seagate                        Phillips                        Defense Science Org.
 Tektronix                      Sharp                           Jet Propulsion Laboratory
                                Sony                            Lawrence Livermore National Lab.
                                Toshiba                         Lockheed-Martin
                                                                Northrop Grumman
                                                                Raytheon
                                                                TRW
                                                                US Naval Research Laboratory


CUSTOMER SERVICE AND SUPPORT

     Sales of the Company's software include one year of customer support services; thereafter annual one year maintenance contracts may be purchased. Customer support services include on-line and telephone support for design engineers and on-site and in-house training on all products. Customers with maintenance agreements receive all product enhancement releases without additional charge. Product upgrades that add significant new functionality are provided to customers for an additional fee.

     The Company offers a variety of training programs for customers ranging from introductory level courses to advanced training.

COMPETITION

     The EDA software industry is highly competitive and is characterized by continuing advances in products and technologies. In general, competition comes from major EDA vendors, many of which have a longer operating history, significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. These companies also have established relationships with current and potential customers of the Company. The Company competes directly with certain major EDA vendors and privately-held companies which also provide products based on electromagnetic principles derived from Maxwell's Equations. There can be no assurance that the major EDA vendors and other EDA companies will not expand and develop new products in the electromagnetics-based EDA market. The Company also competes, on a limited basis, with the internal development groups of its existing and potential customers, many of whom design and develop customized design tools for their particular needs. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for the Company. The Company's software products currently compete with certain software offerings from Hewlett-Packard Corporation ("HP"). The Company entered into a distribution arrangement with HP under which HP formerly distributed the Company's HFSS 4.0 product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. HP has publicly announced the introduction of a follow-on product called HP HFSS 5.0. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. There can be no certainty that the Company will be able to compete successfully against HP, or that any failure to compete successfully with the introduction of HP's own HFSS product will not have an adverse impact on the Company's operations and prospects. The failure of the Company to compete successfully against current and future competitors would have a material adverse effect on the Company's business, operating results and financial condition. Ansoft believes that its current products compete effectively on the basis of product functionality, solution speed and accuracy, reliability, price, ease of use and technical support for applications which require accurate modeling of electromagnetic interaction. However, there is no assurance that the Company will not face competitive technologies that could hinder its future prospects.

PROPRIETARY RIGHTS

     The Company is heavily dependent on its proprietary software technology. The Company relies on a combination of non-competition and confidentiality agreements with its employees, license agreements, copyrights, trademarks and trade secret laws to establish and protect proprietary rights to its technology. The Company does not hold any patents. All Ansoft software is shipped with a security lock which limits software access to authorized users. In addition, the Company does not license or release its source code. Effective copyright and trade secret protection of the Company's proprietary technology may be unavailable or limited in certain foreign countries.

     Compact Software, Maxwell(R), Harmonica(R), ParICs(R) and Serenade(R) are registered United States trademarks of Ansoft.

EMPLOYEES

     As of October 31, 1997, the Company had a total of 176 employees, including 74 in research and development, 90 in sales, marketing, and customer support services and 12 in administration. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good. Many of the Company's employees are highly skilled, and there is no assurance that the Company will be able to attract and retain sufficient technical personnel in the future.

LITIGATION

     The Company is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have material adverse effect on the Company's business, operating results or financial condition.

FACILITIES

     The Company occupies approximately 18,000 square feet of space at its headquarters in Pittsburgh, Pennsylvania under a lease expiring in 1998. The current annual base rent is approximately $286,000. The Company also leases sales and support offices in California, Colorado, New Jersey, Wisconsin, Europe and Japan. The Company's current aggregate annual rental expenses for these additional facilities is approximately $345,000. Ansoft believes that its existing facilities are adequate for its current needs and that suitable additional space will be available when needed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the directors and executive officers of the Company:

               NAME                   AGE                          TITLE
-----------------------------------   ----   --------------------------------------------------
Zoltan J. Cendes, Ph.D.............    51    Chief Technology Officer and Chairman of the Board
Nicholas Csendes...................    53    President, Chief Executive Officer and Director
Padmanabhan Premkumar..............    34    Vice President-Marketing
Jack Parkes........................    38    Vice President-Engineering
Anthony L. Ryan....................    29    Chief Financial Officer
Thomas A.N. Miller.................    49    Director
Ulrich L. Rohde, Ph.D..............    57    Director
John N. Whelihan (1)...............    53    Director
Jacob K. White, Ph.D.(1)...........    38    Director

---------

(1) Member of the Compensation and Audit Committees.

     Dr. Zoltan J. Cendes is a founder of Ansoft and has served as Chairman of the Board of Directors of the Company and its chief research scientist since its formation in 1984. Since 1982, Dr. Cendes has been a university professor in electrical and computer engineering at Carnegie Mellon University. Dr. Cendes has lectured throughout North America, Europe and Asia on the topic of electromagnetics and finite element analysis and has published over 100 publications on these topics. Dr. Cendes directs the research efforts of Ansoft.

     Nicholas Csendes is a founder of Ansoft and has served as President, Chief Executive Officer and Secretary since 1992 and a director since 1984. Mr. Csendes was a senior investment officer with Sun Life of Canada, a major international financial institution focusing on the sale of life insurance and retirement products ("Sun Life"), for over 15 years. Since 1985, Mr. Csendes has been involved with various public and private companies including a publicly-held interactive software company, and has been an officer, director and a controlling stockholder of American Banner Resources, Inc. ("ABR"), a privately-held holding company with various interests in real estate and public and private securities, including a 24% beneficial ownership interest in Ansoft as of October 31, 1997.

     Padmanabhan Premkumar joined Ansoft in 1989. From 1991 to 1995, Mr. Premkumar was in charge of Ansoft's software development programs as Vice President-Development. Since 1995, Mr. Premkumar has been Vice President-Marketing, responsible for product planning, marketing and commercialization of existing software product enhancements and the commercial development of new products. Prior to joining Ansoft, Mr. Premkumar was a research associate in the Robotics Laboratory at the University of Toledo.

     Jack Parkes joined Ansoft in 1990. In May 1997, Mr. Parkes was appointed Vice President-Engineering. Mr. Parkes joined Ansoft in 1990 with over 10 years of experience in electrical engineering. Prior to joining Ansoft, Mr. Parkes was a senior design and development engineer with Loral Corporation ("Loral") and, prior to joining Loral, with Texas Instruments, Inc.

     Anthony L. Ryan joined Ansoft in 1995 as corporate controller. In May 1997, Mr. Ryan was appointed Chief Financial Officer. From 1991 to 1995, Mr. Ryan worked as a certified public accountant with KPMG Peat Marwick LLP, an international accounting firm.

     Thomas A.N. Miller is a founder of Ansoft and has served as a director since 1984 and served as Chief Financial Officer from 1994 to May 1997. From 1989 to 1994, Mr. Miller was an officer, director and controlling stockholder of Southwest Gas, a privately-held natural gas company which was sold to Enserch Corporation in 1994. Mr. Miller was a founder of IT Network, Inc. ("ITN"), the predecessor of Source Media Inc., a publicly-held interactive information service company and served as Chairman of the Board of ITN from its inception in

1988 to 1994, and as chief executive officer of ITN from its inception to December 1992. Since 1981, Mr. Miller has been President, director and a controlling stockholder of ABR and its predecessor companies.

     Dr. Ulrich L. Rohde became a director of the Company in April 1997 in connection with Ansoft's acquisition of Compact on April 9, 1997. From 1985 to 1997, Dr. Rohde was the majority shareholder, president and chief executive officer of Compact and he has over 20 years of expertise in microwave systems technology. Dr. Rohde was an adjunct professor of electrical engineering at the University of Florida, Gainesville, and is currently an adjunct professor at George Washington University. Dr. Rohde has lectured on the topic of microwave circuit simulation and design throughout North America, Europe and Asia and has published numerous articles and books on these topics.

     John N. Whelihan became a director of the Company in March 1996. Since 1994 Mr. Whelihan has served as Vice President of Sun Life of Canada, a major international financial institution. Mr. Whelihan is in charge of U.S. private placements.

     Dr. Jacob K. White became a director of the Company in February 1996. Since 1991, Dr. White has been an Associate Professor of electrical engineering and computer science at the Massachusetts Institute of Technology ("MIT"). From 1987 to 1991, he was an Assistant Professor at MIT.

     All directors hold office until the next annual meeting of the stockholders and until their successors have been elected and qualified. Officers are appointed by the Board of Directors and serve at the discretion of the Board. Dr. Zoltan J. Cendes and Mr. Nicholas Csendes are brothers. There are no other family relationships between any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

Summary Compensation

     The following table summarizes the aggregate cash compensation for services in all capacities to the Company for the fiscal year ended April 30, 1997 for the Chief Executive Officer and each executive officer of the Company whose total annual salary and bonus exceeded $100,000 during the fiscal year ended April 30, 1997, and compensation received by each such individual for the Company's two prior years (the "Named Executive Officers").
                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM COMPENSATION
                                                                                    ----------------------
                                                                                            AWARDS
                                                           ANNUAL COMPENSATION      ----------------------
                                                         -----------------------    SECURITIES UNDERLYING
         NAME AND PRINCIPAL POSITION             YEAR    SALARY ($)    BONUS ($)         OPTIONS (#)
----------------------------------------------   ----    ----------    ---------    ----------------------
Nicholas Csendes..............................   1997     $ 120,000     $ 4,800                  --
  President and Chief Executive Officer          1996       120,000          --                  --
                                                 1995       120,000          --                  --
Zoltan J. Cendes, Ph.D........................   1997       120,000       4,800                  --
  Chairman of the Board and Chief Technology     1996       108,333          --                  --
     Officer                                     1995        80,000          --             200,000

Option Grants and Exercises

     The following table sets forth the aggregate dollar value of all options exercised and the total number of unexercised options held, on April 30, 1997, by each of the Named Executive Officers:

                 AGGREGATED OPTION EXERCISES DURING FISCAL 1997
                       AND FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                OPTIONS/SARS AT FISCAL YEAR     OPTIONS/SARS AT FISCAL YEAR
EXECUTIVE OFFICER                                         END (#)                       END ($)(1)
---------------------------------------------   ---------------------------     ---------------------------
                                                 EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
Nicholas Csendes.............................                      --                            --
Zoltan J. Cendes.............................         155,200/120,000                   $225,000/$0

---------

(1) The closing price for the Company's Common Stock as reported by The Nasdaq National Market on April 30, 1997 was $4.75. Value is calculated on the basis of the difference between the exercise price and $4.75, multiplied by the number of shares of Common Stock underlying the option.

     The Company did not grant any options to the Named Executive Officers during the fiscal year ended April 30, 1997.

BOARD COMMITTEES

     Compensation Committee. The Board has a Compensation Committee, consisting of Mr. Whelihan and Dr. White, each of whom is an independent director. The Compensation Committee is responsible for reviewing and approving matters involving the compensation of directors and executive officers of the Company, periodically reviewing management development plans, administering the Company's incentive compensation plans and making recommendations to the full Board on these matters. The Compensation Committee did not meet during fiscal 1997 and has met once in fiscal 1998.

     Audit Committee. The Board has an Audit Committee comprised of Mr. Whelihan and Dr. White. The Audit Committee's duties include recommending to the Board of Directors the firm of independent accountants to audit the Company's consolidated financial statements, reviewing the scope and results of the independent auditors' activities and the fees proposed and charged therefor, reviewing the adequacy of internal controls and reviewing the scope and results of internal audit activities, and reporting the results of the committee's activities to the full Board. The Audit Committee met once during fiscal year 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Jacob K. White and John N. Whelihan serve as members of the Compensation Committee of the Board of Directors. Neither Dr. White nor Mr. Whelihan is or has been an officer or employee of the Company.

     On September 16, 1997, the Company entered into a Consulting Agreement (the "Agreement") with Dr. Jacob White pursuant to which Dr. White has agreed to develop a computer program for use within the Company's products and under which the Company may be obligated to pay Dr. White to a maximum of $25,500 plus related expenses. Pursuant to the Agreement, any resulting software is to be commercialized and fully supported by the Company. Further, all applicable copyrights, patents, technology and intellectual property developed under this Agreement are transferred on an exclusive basis to the Company, who will own them and have the unlimited, exclusive and unimpeded rights to commercialize the work.

DIRECTOR COMPENSATION

     Directors receive $1,000 per meeting which they attend and are reimbursed for all reasonable expenses incurred by them in attending meetings of the Board of Directors and its committees. At the closing of the Company's initial public offering in April 1996, Dr. White and Mr. Whelihan each received an option to purchase 30,000 shares of Common Stock of the Company at an exercise price per share equal to $8.50, the initial offering price per share. Such options are subject to vesting over a five-year period commencing from the date of grant. On September 10, 1996, the Board of Directors (Dr. White and Mr. Whelihan abstaining) approved the repricing of the exercise price on those stock options held by Dr. White and Mr. Whelihan from $8.50 to $6.00.

EMPLOYEE STOCK OPTION PLANS

     1988 Stock Option Plan. The Company's 1988 Stock Option Plan (the "1988 Plan") provides for grants of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and "non-qualified stock options" which are not eligible for preferential treatment under Section 422 of the Code. The purposes of the 1988 Plan are to encourage ownership of the Common Stock of the Company by employees in order to attract employees, induce them to remain in the employ of the Company and provide additional incentive for such employees to promote the success of the Company.

     The term of the options granted under the 1988 Plan has generally been three years, although the 1988 Plan permits the grant of options which may remain outstanding for up to ten years from the date of grant. If an employee who has been granted an option ceases to be an employee of the Company for any reason other than death, disability or termination by the Company for cause, such employee may exercise that option only during the three-month period following the date of termination, and only to the extent that the option was exercisable on the date of termination. An employee of the Company whose employment is terminated due to death or disability may exercise outstanding options up to six months following the date of such termination to the extent that such options are exercisable on the date of termination. Options automatically expire upon termination. of an employee for cause. No option granted under the 1988 Plan is transferable.

     As of October 31, 1997, options to purchase 422,709 shares of the Company's Common Stock were outstanding under the 1988 Plan. The Company does not expect to grant any additional options under the 1988 Plan.

     1995 Stock Option Plan. The Company's 1995 Stock Option Plan (the "1995 Plan") provides for grants of both "incentive stock options" within the meaning of Section 422 of the Code and "non-qualified stock options" which are not eligible for preferential treatment under the Code. The purposes of the 1995 Plan are to attract, retain and reward persons providing services to the Company and to provide incentive for such persons to contribute to the growth and profits of the Company in the future.

     The 1995 Plan provides that the options shall expire no more than ten years from the date of grant. If an employee who has been granted an option ceases to be an employee of the Company for any reason other than termination by the Company for cause, such employee may exercise that option only during the three-month period following the date of termination, and only to the extent that the option was exercisable on the date of termination. Options automatically expire upon termination of an employee for cause. No option granted under the 1995 Plan is transferable.

     The Board of Directors has approved the reservation of up to 1,500,000 shares of Common Stock eligible for issuance under the 1995 Plan.

     As of October 31, 1997, options to purchase 816,708 shares of the Company's Common Stock were outstanding under the 1995 Plan and 669,092 shares of the Company's Common Stock were reserved and available for future grants under the 1995 Plan.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS

     Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect including any compensatory plans or arrangements resulting from the resignation, retirement or other termination or change-in-control with either of the Named Executive Officers or the other executive officers of the Company. Compensation for the Named Executive Officers and the other executive officers of the Company is currently set by the Compensation Committee of the Board of Directors of the Company.

                              CERTAIN TRANSACTIONS

     On March 15, 1995, the Company entered into an agreement with ABR, a principal stockholder of the Company which is controlled by Nicholas Csendes and Thomas A. N. Miller. This agreement provided for the funding by ABR of the repurchase obligations that the Company incurred as a result of the Company's agreement to redeem up to 197,008 shares of Common Stock held by employees of the Company upon their request between March 15, 1996 and March 15, 1997 for the initial purchase price paid by such employees plus 10%, or an aggregate amount of $358,136.90 (assuming all employees were to have exercised their redemption rights). No such requests for redemption were made. The funding was to have been provided by ABR purchasing from the Company that number of shares of Common Stock equal to the number of shares redeemed by Ansoft from the employees at the same price paid to the employees. The Company believes that the agreement was made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

     On March 15, 1995, ABR purchased 151,500 shares of the Company's Common Stock for $200,000 of cash and a receivable for the remaining balance of $103,000, which was paid in full on January 31, 1996. The purchase price of the foregoing transaction was equal to the fair market value of the Company's Common Stock on the date of such transaction as determined by the Board of Directors.

     On April 30, 1995, Dr. Zoltan Cendes, an officer and director of the Company, received a non-transferable option to purchase 200,000 shares of the Company's Common Stock at an exercise price of $5.00 per share, a price at that time determined by the Board of Directors to be above the fair market value of the Company's Common Stock. The option provides that the shares vest at a rate of 40,000 shares per year for five years beginning in fiscal year 1996; however, the option shall become fully vested upon a change of control of the Company, as defined in the option agreement. Upon Dr. Cendes' death, vested options as of such date may be exercised within 90 days. The option, which expires on April 30, 2005, has not been exercised.

     In fiscal 1995, certain stockholders, including the Company's principal stockholders, advanced funds to the Company and the Company issued shares of Common Stock in consideration for these advances at prices ranging from $1.00 to $1.27 (the estimated fair market value of the Company's Common Stock at the dates of the respective advances, as determined by the Board of Directors) as follows: 1,797,600 shares to ABR for advances of $2,072,000; 651,953 shares to Nicholas Csendes, an officer and director of the Company, for advances of $724,551; 651,953 shares to Thomas A. N. Miller, a director and former officer of the Company, for advances of $724,551; 110,618 shares to Dr. Zoltan Cendes for advances of $141,027; and 700,000 shares to the Maier Trust for advances of $734,951.

     On April 9, 1997, Dr. Ulrich L. Rohde, a director of the Company, sold 810 shares of common stock of Compact to the Company pursuant to a stock purchase agreement. Additionally, in the same transaction, Dr. Meta Rohde, the wife of Dr. Ulrich Rohde, sold 190 shares of common stock of Compact to the Company. (Hereinafter, Dr. Ulrich Rohde's Compact shares and Dr. Meta Rohde's Compact shares are collectively referred to as the "Compact Shares".) The Compact Shares represented all of the issued and outstanding shares of Compact. As consideration for the Compact Shares, Dr. Ulrich Rohde and Dr. Meta Rohde received in the aggregate $3,000,000 in cash and 1,272,728 shares of Ansoft Common Stock.

     In connection with the acquisition of the Compact Shares, the Company entered into a registration rights agreement with Dr. Ulrich Rohde and Dr. Meta Rohde pursuant to which Dr. Ulrich Rohde and Dr. Meta Rohde, jointly, were given the right, exercisable at any time after the first anniversary of the transaction, to make two demands on the Company to register the shares of Ansoft Common Stock received by them for the Compact Shares. In addition, pursuant to the registration rights agreement, Dr. Ulrich Rohde and Dr. Meta Rohde were given the right to register the shares of Ansoft Common Stock received by them for the Compact Shares whenever the Company proposed to register any of its securities under the Securities Act (other than pursuant to a registration statement on Forms S-4 or S-8).

     It is the Company's policy that transactions between the Company and its officers, directors and principal stockholders and their affiliates are approved by a majority of the Board of Directors, including a majority of the disinterested directors, and are on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1997, and as adjusted to reflect the sale of the Common Stock offered by the Company and the Selling Stockholders, (i) by each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) by each director of the Company, (iii) by each of the Named Executive Officers, (iv) by each of the Selling Stockholders and (v) by all executive officers and directors as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.

                                                     BENEFICIAL                          BENEFICIAL
                                                     OWNERSHIP                           OWNERSHIP
                                                      PRIOR TO           NUMBER            AFTER
                                                    OFFERING(1)            OF             OFFERING
                                               ----------------------    SHARES     --------------------
                                                NUMBER OF                 BEING     NUMBER OF
              BENEFICIAL OWNER                   SHARES       PERCENT    OFFERED     SHARES      PERCENT
--------------------------------------------   -----------    -------    -------    ---------    -------
American Banner Resources, Inc.(2)(3).......     2,174,100      23.7%         --    2,174,100      18.5%
Thomas A. N. Miller(2)(4)...................     2,949,053      32.1%    200,000    2,749,053      23.4%
Nicholas Csendes(2)(5)......................     2,944,053      32.1%    200,000    2,744,053      23.4%
Ulrich L. and Meta M. Rohde(2)(6)...........     1,272,728      13.9%    130,000    1,142,728       9.7%
Zoltan J. Cendes(2)(7)......................       865,818       9.3%    120,000      745,818       6.3%
Linda Rosenson Trustee......................       215,000       2.3%     50,000      165,000       1.4%
Susan Lisa Elmore Trustee...................       215,000       2.3%     50,000      165,000       1.4%
Maier Family Trust, Residual Fund #2........       350,000       3.8%    100,000      250,000       2.1%
Jacob K. White(8)...........................        12,000          *         --       12,000          *
John N. Whelihan(9).........................        18,000          *         --       18,000          *
Padmanabhan Premkumar(2)(10)................       150,000        1.6     40,000      110,000          *
Jack Parkes(2)(11)..........................        33,000          *     10,000       23,000
Doris I. Wu and Paul Schroeder..............        96,162       1.1%     50,000       46,162          *
All directors and officers as a group (9
  persons)(4)(5)(6)(7)(8)(9)(10)(11)(12)....     6,052,552      63.6%    650,000    5,392,552      44.6%

---------

* Less than 1%.

(1) The information contained in the table above reflects "beneficial ownership" of the Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and dispositive power.

(2) The business address of the stockholder is Four Station Square, Suite 660, Pittsburgh, PA 15219

(3) Does not include 774,953 shares held by Thomas A. N. Miller, an officer, director and controlling stockholder of ABR, or 769,953 shares held by Nicholas Csendes, also an officer, director and controlling stockholder.

(4) Includes 2,174,100 shares held by ABR, of which Mr. Miller is an officer, director and controlling stockholder, but excludes 147,000 shares held by trusts for the benefit of certain family members of Mr. Miller with respect to which trusts Mr. Miller is not a trustee and disclaims any beneficial ownership.

(5) Includes 2,174,100 shares held by ABR, of which Mr. Csendes is an officer, director and controlling stockholder, but excludes 152,000 shares held by trusts for the benefit of certain family members of Mr. Csendes with respect to which trusts Mr. Csendes is not a trustee and disclaims any beneficial ownership.

(6) Dr. Ulrich Rohde and Dr. Meta Rohde share voting power and dispositive power with respect to all such 1,272,728 shares.

(7) Includes 155,200 shares issuable upon exercise of options exercisable within 60 days of October 31, 1997.

(8) Includes 12,000 shares issuable upon exercise of options exercisable within 60 days of October 31, 1997.

(9) Includes 12,000 shares issuable upon exercise of options exercisable within 60 days after October 31, 1997. Also includes 6,000 shares jointly owned with Mr. Whelihan's spouse.

(10) Includes 110,000 shares issuable upon exercise of options exercisable within 60 days after October 31, 1997.

(11) Consists of 33,000 shares issuable upon exercise of options exercisable within 60 days after October 31, 1997 (10,000 of which will be exercised and sold in connection with this offering).

(12) Includes 22,000 shares issuable upon exercise of options by an executive officer within 60 days after October 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends ratably, if any such dividends are declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of the holders of the Preferred Stock then outstanding. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

     As of November 12, 1997, approximately 9,179,769 shares of Common Stock were outstanding and held of record by approximately 138 stockholders. As of October 31, 1997, options to purchase an aggregate of 1,239,417 shares of Common Stock were also outstanding (excluding options to purchase 260,000 shares of Common Stock not issued pursuant to either the 1988 Plan or the 1995 Plan).

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time such shares of Preferred Stock in one or more classes or series. Each class or series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among other provisions, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     The stockholders of the Company have granted the Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, depending on the rights of any series of Preferred Stock issued and outstanding, have the effect of making it more difficult for a third party to acquire the Company, discourage a third party from acquiring the Company and/or deter a third party from paying a premium to acquire a majority of the outstanding voting stock of the Company. Additionally, depending on the rights and preferences of any series of Preferred Stock issued and outstanding, the issuance of Preferred Stock may adversely affect the voting and other rights of the holders of the Common Stock, including the possibility of the loss of voting control to others.

     The Company has no shares of Preferred Stock outstanding. At present, the Company has no plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Delaware General Corporation Law

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by an interested stockholder or (v) the receipt by an interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  Certificate of Incorporation and Bylaws

     The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, depending on the rights of any series of Preferred Stock issued and outstanding, have the effect of making it more difficult for a third party to acquire the Company, discourage a third party from acquiring the Company and/or deter a third party from paying a premium to acquire a majority of the outstanding voting stock of the Company. Additionally, depending on the rights and preferences of any series of Preferred Stock issued and outstanding, the issuance of Preferred Stock may adversely affect the voting and other rights of the holders of the Common Stock, including the possibility of the loss of voting control to others.

     The Company's Amended and Restated Bylaws allow the Board of Directors to increase the number of directors from time to time (though a decrease in the number of directors may not have the effect of shortening the term of any incumbent director) and to fill any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors. This provision is designed to provide the Board of Directors with flexibility to deal with an attempted hostile takeover by a shareholder who may acquire a majority voting interest in the Company without paying a premium therefor. This provision allows the Board of Directors to increase its size and prevent a "squeeze-out" of any remaining minority interest soon after a new majority shareholder gains control over the Company. Further, the Bylaws limit the new majority shareholder's power to remove a current or all current directors before the annual meeting in the absence of "cause." Cause for removal of a director is limited to: (i) a judicial determination that a director is of unsound mind;
(ii) a conviction of a director of an offense punishable by imprisonment for a term of more than one year; (iii) a breach or failure by a director to perform the statutory duties of said director's office if the breach or failure constitutes self-dealing, willful misconduct or recklessness or (iv) a failure of a director, within 60 days after notice of his or her election, to accept such office either in writing or by attending a meeting of the Board of Directors and fulfilling such other requirements of qualification as the bylaws or certificate of incorporation may provide.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC and Wessels, Arnold & Henderson, L.L.C. (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock:

                                    NAME                                NUMBER OF SHARES
        -------------------------------------------------------------   ----------------
        Hambrecht & Quist LLC
        Wessels, Arnold & Henderson, L.L.C.
                                                                             --------
        Total........................................................       3,500,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $       per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $       per share to certain other dealers. After
the public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Stockholders and the executive officers and directors, who will own in the aggregate 5,684,514 shares of Common Stock after the offering, and the Company have agreed that without the prior consent of Hambrecht & Quist LLC, they will not, directly or indirectly sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock, whether any such transaction described above is settled by delivery of Common Stock or such other securities, in cash or otherwise, during the 90-day period following the effective date of the Registration Statement of which this Prospectus is a part, except that the Company may issue, and grant options to purchase, shares of Common Stock pursuant to its existing stock option plans and under currently outstanding options.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Company's Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Company's Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The Consolidated Financial Statements included in this Prospectus and the Financial Schedule included in this Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the periods as indicated in their reports with respect thereto and have been included herein upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copies at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1801 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C.

and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                               ANSOFT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors Report..........................................................   F-2
Balance Sheets as of April 30, 1996 and 1997 and October 31, 1997 (unaudited)........   F-3
Statements of Operations for the years ended April 30, 1995, 1996 and 1997 and six
  months ended (unaudited) October 31, 1996 and 1997.................................   F-4
Statements of Stockholders' Equity (Deficit) for the years ended April 30, 1995, 1996
  and 1997 and six months ended (unaudited) October 31, 1997.........................   F-5
Statements of Cash Flows for the years ended April 30, 1995, 1996 and 1997 and six
  months ended (unaudited) October 31, 1996 and 1997.................................   F-6
Notes to Consolidated Financial Statements...........................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ansoft Corporation:

     We have audited the accompanying consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansoft Corporation and subsidiaries as of April 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
May 27, 1997

                               ANSOFT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  APRIL 30,
                                                             -------------------       OCTOBER 31,
                                                              1996        1997             1997
                                                             -------     -------       ------------
                                                                                       (UNAUDITED)
                         ASSETS
Current assets
  Cash and cash equivalents...............................   $10,728     $   312         $ 1,040
  Accounts receivable, net of allowance for doubtful
     accounts of $125.....................................     1,666       4,129           4,998
  Marketable securities...................................       119          55              --
  Deferred income taxes...................................       427         320             680
  Prepaid expenses and other assets.......................        91         282             349
                                                             -------     -------         -------
Total current assets......................................    13,031       5,098           7,067
Plant and equipment.......................................       724       1,995           2,628
Marketable securities.....................................     1,340       7,095           2,982
Other asset...............................................        13           3             455
Deferred taxes--non current...............................       273         800             830
Intangible assets.........................................        10       6,960           7,800
                                                             -------     -------         -------
Total assets..............................................   $15,391     $21,951         $21,762
                                                             =======     =======         =======

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Line of credit..........................................   $    --     $ 4,208         $ 1,909
  Accounts payable........................................       345         149             351
  Accrued expenses........................................       131       1,017             122
  Accrued wages...........................................       209         500             234
  Deferred revenue........................................       415       1,160           1,355
                                                             -------     -------         -------
Total current liabilities.................................     1,100       7,034           3,971
Other liabilities.........................................        --          --             196
                                                             -------     -------         -------
Total liabilities.........................................     1,100       7,034           4,167
Stockholders' equity:
  Preferred stock, par value $.01 per share; 1,000 shares
     authorized, no shares outstanding....................        --          --              --
  Common stock, par value $.01 per share; 25,000
     authorized shares; issued and outstanding 7,636,
     8,989 and 9,178 shares, respectively.................        76          90              92
  Additional paid-in capital..............................    17,204      24,310          25,170
  Net unrealized gain (loss) on marketable securities.....        --         (44)            131
  Accumulated deficit.....................................    (2,989)     (9,439)         (7,798)
                                                             -------     -------         -------
Total stockholders' equity................................    14,291      14,917          17,595
                                                             -------     -------         -------
Total liabilities and stockholders' equity................   $15,391     $21,951         $21,762
                                                             =======     =======         =======

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 SIX MONTHS ENDED
                                           FISCAL YEAR ENDED APRIL 30,              OCTOBER 31,
                                          -----------------------------       -----------------------
                                           1995       1996       1997          1996          1997
                                          ------     ------     -------       -------     -----------
                                                                                    (UNAUDITED)
Revenue
  License..............................   $5,921     $7,995     $11,950       $ 4,811       $ 8,907
  Service and other....................      233        700       2,238           841         2,712
                                          ------     ------     -------        ------        ------
       Total revenue...................    6,154      8,695      14,188         5,652        11,619
Cost and expenses
  Sales and marketing..................    3,935      5,007       7,939         3,348         5,424
  Research and development.............    1,462      1,766       2,993         1,247         3,374
  General and administrative...........    1,046      1,269       1,647           649         1,067
  Amortization.........................       --         --         407           136           690
  Acquired in process research and
     development.......................       --         --       8,754         3,054            --
                                          ------     ------     -------        ------        ------
       Total costs and expenses........    6,443      8,042      21,740         8,434        10,555
                                          ------     ------     -------        ------        ------
Income (loss) from operations..........     (289)       653      (7,552)       (2,782)        1,064
Interest income........................       --         41         902           432           300
Interest expense.......................      (16)        (6)       (220)          (54)         (113)
                                          ------     ------     -------        ------        ------
Income (loss) before income taxes......     (305)       688      (6,870)       (2,404)        1,251
Income tax benefit.....................       --        612         420            --           390
                                          ------     ------     -------        ------        ------
       Net income (loss)...............   $ (305)    $1,300     $(6,450)      $(2,404)      $ 1,641
                                          ======     ======     =======        ======        ======
Net income (loss) per share............   $(0.06)    $ 0.19     $ (0.81)      $ (0.31)      $  0.17
                                          ======     ======     =======        ======        ======
Weighted average shares outstanding....    5,528      6,873       7,955         7,878         9,859
                                          ======     ======     =======        ======        ======

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  UNREALIZED
                                 COMMON STOCK       RECEIVABLE     ADDITIONAL                   GAIN (LOSS) ON
                               ----------------        FROM         PAID-IN      ACCUMULATED      MARKETABLE
                               SHARES    AMOUNT    STOCKHOLDERS     CAPITAL        DEFICIT        SECURITIES       TOTAL
                               ------    ------    ------------    ----------    -----------    --------------    -------
Balance, April 30, 1994.....   1,680      $17        $   --        $    532       $(3,984)            --         $(3,435)
Net loss....................      --      ---            --              33          (305)            --            (272)
Issuance of common stock....   4,413       44          (442)          5,266            --             --           4,868
                               -----      ---         -----         -------       -------           ----         -------
Balance, April 30, 1995.....   6,093      $61        $ (442)       $  5,831       $(4,289)            --         $ 1,161
Net income..................      --      ---            --              --         1,300             --           1,300
Issuance of common stock....   1,543       15            --          11,373            --             --          11,388
Payments from
  stockholders..............      --       --           442              --            --             --             442
                               -----      ---         -----         -------       -------           ----         -------
Balance, April 30, 1996.....   7,636      $76        $   --        $ 17,204       $(2,989)            --         $14,291
Net loss....................      --      ---            --              --        (6,450)            --          (6,450)
Issuance of common stock....   1,353       14            --           7,106            --             --           7,120
Unrecognized loss on
  marketable securities.....      --       --            --              --            --            (44)            (44)
                               -----      ---         -----         -------       -------           ----         -------
Balance, April 30, 1997.....   8,989      $90        $   --        $ 24,310       $(9,439)          $(44)        $14,917
Net income (unaudited)......      --      ---            --              --         1,641             --           1,641
Issuance of common stock
  (unaudited)...............     189        2            --             860            --             --             862
Unrecognized gain on
  marketable securities
  (unaudited)...............      --       --            --              --            --            175             175
                               -----      ---         -----         -------       -------           ----         -------
Balance, October 31, 1997
  (unaudited)...............   9,178      $92        $   --        $ 25,170       $(7,798)          $131         $17,595
                               =====      ===         =====         =======       =======           ====         =======

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         SIX MONTHS ENDED
                                                 FISCAL YEAR ENDED APRIL 30,                OCTOBER 31,
                                               --------------------------------        ---------------------
                                               1995        1996          1997           1996          1997
                                               -----      -------      --------        -------      --------
                                                                                             (UNAUDITED)
Cash flows from operating activities
  Net income (loss).........................   $(305)     $ 1,300      $ (6,450)       $(2,404)     $  1,641
  Adjustments to reconcile net income to net
    cash provided by (used in) operating
    activities:
  Depreciation..............................     145      197....           299            133           270
  Amortization..............................      24      24.....           429            153           690
  Acquired in process research and
    development.............................      --           --         8,754          3,054            --
  Non-cash compensation.....................      33           --            --             --            --
  Deferred taxes............................      --         (700)         (420)            --          (390)
Changes in assets and liabilities
  Accounts receivable.......................    (194)        (566)       (1,971)          (821)         (869)
  Prepaid expenses and other assets.........      --          (83)         (191)           (45)          (67)
  Other long-term assets....................      --           --            10             13          (452)
  Accounts payable..........................     (65)         130          (196)           (88)          202
  Accrued wages and expenses................     (23)         148           (13)           (81)       (1,319)
  Deferred revenue..........................      45          266           152             66           195
                                               -----      -------      --------        -------      --------
         Net cash provided by (used in)
           operating activities.............    (340)         716           403            (20)          (99)
                                               -----      -------      --------        -------      --------
Cash flows from investing activities
  Purchases of plant and equipment..........    (277)        (400)         (811)          (340)         (676)
  Investment in acquired businesses.........      --           --        (8,600)        (5,600)         (660)
  Sale of marketable securities.............      --           --         5,878         (8,592)        4,343
  Purchases of marketable securities........      --       (1,459)      (11,614)            --            --
                                               -----      -------      --------        -------      --------
Net cash provided by (used in) investing
  activities................................    (277)      (1,859)      (15,147)       (14,532)        3,007
                                               -----      -------      --------        -------      --------
Cash flows from financing activities
  Proceeds from line of credit, net.........      --           --         4,208          4,169        (2,299)
  Repayment of borrowings...................     (24)         (75)           --             --            --
  Proceeds from the issuance of common
    stock, net..............................      14       11,388           120             41           119
  Proceeds from related party stockholders,
    net.....................................     700          442            --             --            --
                                               -----      -------      --------        -------      --------
Net cash provided by (used in) financing
  activities................................     690       11,755         4,328          4,210        (2,180)
                                               -----      -------      --------        -------      --------
Net increase (decrease) in cash and cash
  equivalents...............................      73       10,612       (10,416)       (10,342)          728
Cash and cash equivalents at beginning of
  period....................................      43          116        10,728         10,728           312
                                               -----      -------      --------        -------      --------
Cash and cash equivalents at end of
  period....................................   $ 116      $10,728      $    312        $   386      $  1,040
                                               =====      =======      ========        =======      ========
Supplemental disclosures of cash flow
  information
  Cash paid for interest....................   $  15      $6......     $    221        $    54      $    113
                                               =====      =======      ========        =======      ========
  Cash paid for income taxes................   $   2      $    72      $     13        $    10      $     29
                                               =====      =======      ========        =======      ========

See accompanying notes to consolidated financial statements.

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

     Ansoft is a leading developer of electronic design automation ("EDA") software. Its products are used by engineers in the design of high performance electrical devices and systems, such as cellular phones, satellite communications, computer circuit boards, motors and ABS braking systems.

Principles of Consolidation and Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, from the date of inception or acquisition. On July 24, 1996, the Company acquired The MacNeal Schwendler Corporation's Electronic Business Unit ("EBU") for $5,600 in cash. On April 9, 1997, the Company acquired Compact Software, Inc., ("Compact") for approximately $3,000 in cash and 1,273 shares of Common Stock. The costs of the acquisitions have been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The acquisitions have been accounted for as a purchase, and the financial results of the EBU and Compact have been included in the accompanying consolidated financial statements since the date of their respective acquisitions.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based on management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from those estimates.

Cash Equivalents

     Cash equivalents include only highly liquid debt instruments purchased with original maturity dates of three months or less.

Marketable Securities

     In fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Marketable Securities portfolio consists of corporate bonds and government agency issues and are classified as of April 30, 1997 and 1996, as available for sale. In accordance with SFAS 115, marketable securities available for sale are recorded at fair market value and any unrecorded gains or losses are recorded as part of stockholders' equity. Costs of investments sold are determined on the basis of specific identification.

Plant and Equipment

     Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets which range from three to seven years. Assets acquired under capital leases and leasehold improvements are amortized over their useful life or the lease term, as appropriate.

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

Revenue Recognition

     The Company recognizes revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition.

     License revenue consists principally of revenue from licensing the Company's software and is generally recognized when the software has been shipped and there are no significant remaining obligations. Service revenue consists of maintenance fees for providing system updates, user documentation and technical support for software products, and is recognized ratably over the term of the maintenance agreement. Other revenue consists primarily of revenue earned on development contracts with government-sponsored entities. Revenue under these arrangements is recognized as the service is performed.

     The Company uses distributors for certain of its international sales. Revenue generated through distributors is generally recorded at the gross sales price paid by the customer. Commissions withheld by distributors are recorded as sales and marketing expense. License revenue also includes royalties earned on sales of certain products under terms of an agreement with Hewlett-Packard Corporation (see also note 9). Related royalty revenue is recognized upon shipment of product as reported to the Company by Hewlett-Packard. All obligations of the Company are satisfied upon shipment of product by Hewlett-Packard.

Software Development Costs

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the Company has concluded that it cannot determine, with any reasonable degree of accuracy, technological feasibility until the development phase of the project is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is generally very short and, consequently, the amounts that could be capitalized pursuant to SFAS No. 86 are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

Income Taxes

     Income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes," for all periods presented. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Income (Loss) Per Share

     Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are not included in the per share calculations where their inclusion would be antidilutive, except that in accordance with certain SEC Staff Accounting Bulletins, common and common equivalent shares issued during the 12 months preceding the initial

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

filing of the Registration Statement for the Company's initial public offering have been included in the calculation using the treasury stock method as if they were outstanding for all periods presented.

     In February 1997, Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") was issued by the Financial Accounting Standards Board. SFAS 128 specifies modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS 128, "basic earnings (loss) per share" will be calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" will be calculated based upon the weighted average number of common shares outstanding and other potential common shares if they are dilutive. FAS 128 is effective for the Company's third quarter of fiscal 1998 and will be adopted at that time. Prior periods will be restated. Had the Company determined earnings per share in accordance with FAS 128, basic earnings (loss) per share for fiscal 1995, 1996, 1997 would have been $(0.06), $0.21 and $(0.83), respectively, and diluted earnings (loss) per share would have been $(0.06), $0.19 and $(0.81), respectively. For the six months ended October 31, 1996 and 1997, basic earnings per share would have been $(0.31) and $0.18, respectively, and diluted earnings per share would have been $(0.31) and $0.17, respectively.

Stock Based Compensation

     On May 1, 1996, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." This statement permits a company to choose either a new fair value based method of accounting for its stock-based compensation arrangements or to comply with the current APB Opinion 25 intrinsic value based method adding pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in the financial statements. The Company has adopted SFAS No. 123 by retaining the APB Opinion 25 method of accounting for stock-based compensation with annual pro forma disclosures of net income and earnings per share.

Reclassifications

     Certain reclassifications have been made in the accompanying consolidated financial statements for 1996 and 1995 to conform with the 1997 presentation.

2. ACQUISITIONS AND RELATED INTANGIBLE ASSETS

     On July 24, 1996, the Company acquired the EBU for $5,600 in cash. The acquisition has been accounted for as a purchase, and the financial results of the EBU have been included in the accompanying consolidated financial statements since the date of the acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The allocation of the acquisition costs resulted in an acquired in process research and development charge of $3,054 based on the future expected cash flows of certain acquired technology that had not reached technological feasibility. The intangible assets of $2,227 (net of amortization of $267) and $420 (net of amortization of $140) as of April 30, 1997, consist of the customer list and established work force, respectively. They are being amortized on a straight line basis over a seven and three year life, respectively, commencing in August 1996.

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

     The allocation of fair values are presented below:

            Plant and equipment.........................................   $  215
            Other assets................................................       11
            Accrued liabilities.........................................     (491)
            Deferred revenue............................................     (243)
            In process research and development.........................    3,054
            Intangible assets...........................................    3,054
                                                                           ------
            Total purchase price........................................   $5,600
                                                                           ======

     On April 9, 1997, the Company acquired Compact for approximately $3,000 in cash and 1,273 shares of common stock. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The acquisition has been accounted for as a purchase, and the financial results of Compact have been included in the accompanying consolidated financial statements since the date of the acquisition. The allocation of the acquisition costs resulted in an acquired in process research and development charge of $5,700, based on the future expected cash flows of certain acquired technology that had not reached technological feasibility. The intangible assets of $3,813 and $500 as of April 30, 1997, consist of the customer list and established work force, respectively. They are being amortized on a straight line basis over a seven and three year life, respectively, commencing in May 1997.

     The allocation of fair values are presented below:

            Accounts receivable........................................   $   492
            Plant and equipment........................................       544
            Accrued liabilities........................................      (568)
            Accrued wages..............................................      (131)
            Deferred revenue...........................................      (350)
            In process research and development........................     5,700
            Intangible assets..........................................     4,313
                                                                          -------
            Total purchase price.......................................   $10,000
                                                                          =======

     The following unaudited pro forma summary presents information as if the acquisitions of the EBU and Compact occurred at the beginning of the periods presented but does not include the impact of the acquisition of Boulder Microwave Technologies, Inc. on August 8, 1997 as it was not significant. The EBU has no separate legal status as it was an integral part of MSC's overall operations. As a result, separate financial statements have not been maintained for the EBU. Historically, MSC did not allocate general and administrative costs to the EBU, so any such allocation at this time would be arbitrary. In process research and development charges are considered nonrecurring charges related directly to the acquisitions and have therefore been excluded from pro forma net income and net income per share. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprise.

                                             YEAR ENDING APRIL       SIX MONTHS ENDED
                                                    30,                OCTOBER 31,
                                             ------------------     ------------------
                                              1996       1997        1996       1997
                                             -------    -------     -------    -------
            Revenue.......................   $17,633    $21,030     $ 9,463    $11,619
            Net income....................   $   841    $ 2,456     $ 1,056    $ 1,647
            Net income per share..........   $  0.10    $  0.27     $  0.12    $  0.17

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

3. PLANT AND EQUIPMENT

     Plant and equipment consist of the following:

                                                     APRIL 30,
                                                 ------------------       OCTOBER 31,
                                                  1996       1997             1997
                                                 -------    -------     ----------------
            Computers and equipment...........   $ 1,404    $ 2,856         $  3,448
            Furniture and fixtures............       262        298              583
            Leasehold improvements............         2         84              110
                                                 -------    -------         --------
                                                   1,668      3,238            4,141
            Less allowances for depreciation
              and amortization................       944      1,243            1,513
                                                 -------    -------         --------
                                                 $   724    $ 1,995         $  2,628
                                                 =======    =======         ========

4. MARKETABLE SECURITIES

     Marketable securities, classified as available for sale, are summarized as follows:

                                                                     UNREALIZED
                                                       AMORTIZED        GAIN        MARKET
                                                         COST          (LOSS)       VALUE
                                                       ---------     ----------     ------
        October 31, 1997
          Marketable Securities.....................    $ 2,851         $131        $2,982
        April 30, 1997
          Marketable Securities.....................    $ 7,194         $(44)       $7,150
        April 30, 1996
          Marketable Securities.....................    $ 1,459         $ --        $1,459

     The carrying values of debt securities as of October 31, 1997, by contractual maturity is shown below:

            Due in one to five years....................................   $  515
            Due in five to ten years....................................    1,959
            Due in over ten years.......................................      508
                                                                           ------
                                                                           $2,982
                                                                           ======

     Gross realized and unrealized gains (losses) on sales of securities in fiscal 1996 and 1997 and the six months ended October 31, 1996 and 1997 were immaterial.

5. LINE OF CREDIT

     The Company has available a secured line of credit from a domestic financial institution at an interest rate varying from a minimum of 2% below the Broker Call Rate to a maximum equaling the Broker Call Rate. The line of credit is secured by the marketable securities held with the institution. As of April 30, 1997 and October 31, 1997, the interest rate charged was 6.5%. The availability of the unused line of credit, approximately $30 as of October 31, 1997, is subject to certain borrowing base requirements.

6. LEASES

     The Company leases its corporate headquarters in Pittsburgh, Pennsylvania, and other facilities under operating lease agreements which expire over the next six years. Rental expense incurred by the Company under

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

operating lease agreements totaled $154, $187 and $548 for the years ended April 30, 1995, 1996 and 1997, respectively, and $137 and $283 for the six month periods ended October 31, 1996 and 1997. The future minimum lease payments for such operating leases as of October 31, 1997, are:

            YEAR ENDING APRIL 30,
            ---------------------------------
                 1998...................................................   $  345
                 1999...................................................      534
                 2000...................................................      380
                 2001...................................................      349
                 2002...................................................      312
                 Thereafter.............................................      330
                                                                           ------
                                                                           $2,250
                                                                           ======

7. STOCKHOLDERS' EQUITY AND ADVANCES

     In May and December 1994, the Company issued 1,398 shares and 400 shares, respectively, to a corporation whose sole stockholders had been directors and executive officers of the Company since the formation of the Company, for settlement of prior advances totaling $2,072. In May 1994, the Company issued 615 shares to three directors and executive officers of the Company at that time for settlement of prior advances totaling $670. In September 1994, the Company issued 1,332 shares to nine persons (including three directors and executive officers of the Company at that time) for settlement of prior advances totaling $1,413. In December 1994, the Company issued 400 shares to two of the directors and executive officers of the Company at that time for settlement of advances in fiscal 1995 totaling $500. The exchange rates for such advances were fixed at the time of the initial advances, at the estimated fair market value of the Common Stock on the date of such advance. Interest expense in 1994 includes interest on stockholder advances totaling $67.

     In April 1996, the Company closed its initial public offering of 1,500 shares of common stock at $8.50 per share. The net proceeds of the offering were approximately $11,400, after deducting applicable costs and expenses.

8. COMMON STOCK OPTIONS

     The Company's 1988 Stock Option Plan (1988 Plan) authorizes the issuance of 850 shares of Common Stock for the grant of incentive or nonstatutory stock options to employees and directors. Under the terms of the 1988 Plan, options to purchase Common Stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1988 Plan provides that the options shall expire no more than ten years after the date of the grant.

     In March 1995, the Board of Directors approved a 1995 Stock Option Plan (1995 Plan) that authorized the issuance of up to 350 shares of Common Stock for the grant of incentive or nonstatutory stock options to employees and directors. The Board of Directors approved an additional 850 shares of Common Stock for grant. Under the terms of the 1995 Plan, options to purchase Common Stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1995 Plan provides that the options shall expire no more than ten years after the date of the grant. Under the 1995 Plan, the Board approved the granting of incentive stock options to employees who elected to exercise up to 50% of their currently outstanding incentive stock options under the 1988 Plan. Employees were also offered the ability to finance the stock purchased from the exercise of their 1988 Plan options through the origination of two-year, 8% loans from American Banner Resources, Inc., a company

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

wholly owned by two directors of the Company. In connection with this transaction, the Company recorded a charge to fiscal 1995 operations of $33 representing compensation equal to the 10% per share premium on the 1988 options which were exercised pursuant to the 1995 Plan. Shares underlying outstanding options under the 1988 Plan and the 1995 Plan are as follows:

                                                                SHARES UNDERLYING
                                                               OUTSTANDING OPTIONS
                                                            -------------------------
                                                            SHARES         PRICE
                                                            ------     --------------
            Outstanding, April 30, 1994..................     788       $0.32-$1.75
              Granted....................................     341       $1.75-$2.00
              Exercised..................................    (218)      $0.32-$1.75
              Canceled...................................    (149)         $1.75
                                                            ------     -------------
            Outstanding, April 30, 1995..................     762       $0.32-$2.00
              Granted....................................     174       $1.75-$2.00
              Exercised..................................     (43)      $0.32-$1.75
              Canceled...................................     (58)         $1.75
                                                            ------     -------------
            Outstanding, April 30, 1996..................     835       $1.00-$2.00
              Granted....................................     270       $5.00-$6.50
              Exercised..................................     (80)      $1.14-$2.00
              Canceled...................................     (33)      $2.00-$5.38
                                                            ------     -------------
            Outstanding, April 30, 1997..................     992       $1.00-$6.50
                                                            =====      =============
              Granted....................................     419       $5.00-$11.38
              Exercised..................................     (79)      $1.00-$5.00
              Canceled...................................     (33)      $2.00-$3.50
                                                            ------     -------------
            Outstanding, October 31, 1997................   1,299       $1.00-$11.39
                                                            =====      =============

     Options to purchase 627 shares of Common Stock were exercisable as of October 31, 1997 and options to purchase 686 shares of Common Stock were available for future grant as of October 31, 1997.

     In addition to the options described above, the Chairman of the Board of Directors received an option to purchase 200 shares of Common Stock at an exercise price of $5.00 per share in April 1995. At that time, such exercise price was considered to be above the estimated fair market value. As of October 31, 1997, all such options were still outstanding and unexercised. The options expire ten years after the date of the grant.

     As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's consolidated financial statements for all periods presented other than the $33 discussed above.

     Pro forma information regarding net income and earnings (loss) per share is required by SFAS 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995 under the fair value method prescribed by SFAS 123. The fair value of options granted in fiscal

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

years 1996 and 1997 and the six months ended October 31, 1996 and 1997, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                       FISCAL YEAR ENDED           SIX MONTHS ENDED
                                           APRIL 30,                  OCTOBER 31,
                                       ------------------         -------------------
                                       1996         1997          1996          1997
                                       ----         -----         -----         -----
            Risk-free rate (%)......   6.00          6.00          6.00          6.00
            Volatility (%)..........    n/a         55.92         55.92         55.92
            Expected Life (in
              years)................   10.0          10.0          10.0          10.0
            Dividend Yield (%)......   0.00          0.00          0.00          0.00

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted through April 30, 1996, 1997 and October 31, 1997 was $1.06, $3.94 and $2.79 per share, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows unaudited:

                                         FISCAL YEAR ENDED           SIX MONTHS ENDED
                                             APRIL 30,                 OCTOBER 31,
                                         ------------------         ------------------
                                          1996       1997            1996        1997
                                         ------     -------         -------     ------
            Pro forma net income
              (loss)..................   $1,060     $(6,711)        $(2,534)    $1,245
            Pro forma net income
              (loss) per common
              share...................   $ 0.15     $ (0.84)        $ (0.32)    $ 0.13

     Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. SFAS 123 is applicable only to options granted subsequent to April 30, 1995.

     The following table summarizes information about stock options outstanding as of October 31, 1997.

                                OPTIONS OUTSTANDING
                    -------------------------------------------         OPTIONS EXERCISABLE
                                        WEIGHTED-                   ----------------------------
                        NUMBER           AVERAGE       WEIGHTED-        NUMBER         WEIGHTED
    RANGE OF         OUTSTANDING        REMAINING      AVERAGE       EXERCISABLE        AVERAGE
    EXERCISE        AT OCTOBER 31,     CONTRACTUAL     EXERCISE     AT OCTOBER 31,     EXERCISE
     PRICES              1997             LIFE          PRICE            1997            PRICE
-----------------   --------------     -----------     --------     --------------     ---------
   1.00-$2.00             482              6.34         $ 1.82            482            $1,82
      $3.50               105              7.95         $ 3.50             98            $3.50
  $5.00-$7.625            882              8.89         $ 5.46            127            $5.19
 $10.125-$11.375           30              9.96         $10.66              0            $0.00

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

9. EXPORT SALES, MAJOR CUSTOMERS AND CREDIT RISK

     Export sales, principally to Asia, accounted for 31%, 33% and 41% of total revenue in 1995, 1996 and 1997, respectively and 39% and 48% of total revenue for the six months ended October 31, 1996 and 1997. Included in export sales to Asia were sales to Japan, which accounted for approximately 14%, 13% and 13% of total revenue in fiscal 1995, 1996, and 1997, respectively, and 9% and 15% of total revenue for the six months ended October 31, 1996 and 1997. No other foreign country accounted for more than 10% of total revenue during these periods.

     Revenue from one distributor accounted for approximately $684 of total revenue in fiscal 1995.

     The Company entered into a distribution arrangement with Hewlett-Packard Corporation ("HP") under which HP formerly distributed the Company's HFSS product on an exclusive basis (the "HP Agreement"). The HP Agreement has since expired, although HP retains the right to distribute HFSS 4.0 through January 1998. The Company currently sells the latest version of its HFSS product, Ansoft HFSS 5.0, through its own sales force and other distributors. Revenue from the HP Agreement accounted for 18%, 13% and 12% of total revenue in fiscal 1995, 1996 and 1997, respectively, and 6% and 13% of total revenue in the six-month periods ended October 31, 1997 and 1996, respectively. The Company expects that HP will account for a decreasing percentage of its total revenues over the next three months. Management believes that the expiration of the HP Agreement will not have a material adverse effect on the consolidated financial condition or results of operations.

     The Company markets its software products to customers throughout the world directly and through distributors and generally does not require collateral. However, letters of credit are obtained from certain international customers prior to shipment. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company believes that it has adequately provided for credit losses.

10. INCOME TAX

     The provisions for income taxes consisted of the following:

                                             APRIL 30,                   OCTOBER 31,
                                     -------------------------         ---------------
                                     1995      1996      1997          1996      1997
                                     -----     -----     -----         -----     -----
            Current:
              Federal.............   $  --     $  14     $  --         $  --     $  --
              Foreign.............      --        72        --            --        --
              State...............      --         2        --            --        --
                                     -----     -----     -----         -----     -----
                 Total............      --        88        --            --        --
            Deferred:
              Federal.............      --      (638)     (316)           --      (331)
              State...............      --      ( 62)     (104)           --       (59)
                                     -----     -----     -----         -----     -----
                 Total............      --      (700)     (420)           --      (390)
                                     -----     -----     -----         -----     -----
            Total benefit for
              income taxes........   $  --     $(612)    $(420)        $  --     $(390)
                                     =====     =====     =====         =====     =====

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

     The Company's actual income tax expense (benefit) differs from the expected income tax benefit computed by applying the statutory federal income before income taxes as a result of the following:

                                                        APRIL 30,                     OCTOBER 31,
                                              -----------------------------         ---------------
                                               1995       1996       1997           1996      1997
                                              -------     -----     -------         -----     -----
Income tax expense (benefit) at statutory
  rate.....................................   $  (104)    $ 234     $(2,335)        $(817)    $ 427
State income tax, net of federal offset....       (18)       41        (419)         (144)       75
Net deductible intangible assets...........        --        --          --            --        51
Expiration of state net operating losses...        --        91          61            30        --
Change in valuation allowance..............       114      (992)      2,258           921      (975)
Other, net.................................         8        14          15            10        32
                                                -----     -----     -------         -----     -----
Actual income tax benefit..................   $    --     $(612)    $  (420)        $  --     $(390)
                                                =====     =====     =======         =====     =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                     APRIL 30,             OCTOBER 31,
                                                 -----------------         -----------
                                                  1996       1997             1997
                                                 ------     ------         -----------
            Deferred tax assets:
              Net operating loss
                 carryforward.................   $1,245     $3,885           $ 3,272
              Allowance for doubtful
                 accounts.....................       51         75                75
              Alternative minimum tax credit
                 carryforward.................       14          6                 6
              Foreign Tax Credit
                 carryforward.................       72         --                --
              Intangible Assets...............       --        141               194
                                                 ------     ------           -------
            Total gross deferred tax assets...   $1,382     $4,107           $ 3,547
            Less valuation allowance..........      599      2,857             1,882
                                                 ------     ------           -------
            Net deferred tax assets...........      783      1,250             1,665
                                                 ------     ------           -------
            Deferred tax liabilities:
              Property, plant, and
                 equipment....................      (83)      (130)             (155)
                                                 ------     ------           -------
            Total gross deferred tax
              liability.......................      (83)      (130)             (155)
                                                 ------     ------           -------
            Net deferred taxes................   $  700     $1,120           $ 1,510
                                                 ======     ======           =======

     The Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets pursuant to SFAS No. 109. The increase in the valuation allowance during the year ended April 30, 1997 was due in part to the successful competition of the Company's acquisitions of the EBU and Compact, which resulted in an acquired in process research and development charge of $8,754, creating additional federal tax net operating losses. A valuation allowance has been established on a portion of these net operating losses because management has determined that it is more likely than not that a portion of the net operating losses will not be realized due to a lack of sufficient taxable income. The ultimate realization of the remaining deferred tax assets is dependent upon the generation of future taxable income beyond that which is deemed more likely than not at this time. Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of the valuation allowance. Due to the uncertainty of the future financial results of the company, a valuation allowance is maintained for the remaining deferred tax assets. The valuation allowance will be reduced at such time as it is determined that it is more likely than not that the remaining

                               ANSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 (INFORMATION AS OF OCTOBER 31, 1996 AND 1997 AND FOR THE SIX MONTHS THEN ENDED
                                 IS UNAUDITED)

deferred tax assets are realizable or increased if estimates of future taxable income during the carryforward period are reduced.

     As of April 30, 1997, the Company had net operating loss carryforwards for federal income tax purposes of $9,984 which are available to offset future federal taxable income, if any, and expire in increments of between $112 and $884, beginning April 30, 2004 through April 30, 2010, and $6,652 in April 30, 2012.

11. RELATED PARTY TRANSACTIONS

     Certain of the Company's principal stockholders are also members of the Board of Directors and executive management.

     In 1992, the Company entered into an agreement with a distributor under which distribution rights in Japan were granted for certain Company products. In addition, the distributor purchased 120 shares of the Company's Common Stock at a price of $2.50 per share. Sales through the distributor were approximately $684 in 1995. These transactions were on terms no less favorable to the Company than could be obtained from unrelated third parties. In fiscal 1995, the Company terminated the distribution agreement.

12. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) savings and retirement plan which covers its full-time employees who have attained the age of 21 and have completed six months of service. Eligible employees make voluntary contributions to the plan up to 15% of their annual compensation. The Company is not required to contribute, nor has it contributed, to the 401(k) Plan.

13. COMMITMENTS AND CONTINGENCIES

     The Company is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on the Company's business, consolidated operating results or consolidated financial condition.

[Excerpts from computer screens detailing computer models of components and systems including RF ICs, IC packages, connectors, sensors and solenoids.]

============================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
    Prospectus Summary.................       3
    Risk Factors.......................       5
    The Company........................      10
    Use of Proceeds....................      10
    Dividend Policy....................      10
    Price Range of Common Stock........      11
    Capitalization.....................      12
    Selected Consolidated Financial
      Data.............................      13
    Management's Discussion and
      Analysis of Financial Condition
      and Results of Operations........      14
    Business...........................      22
    Management.........................      30
    Certain Transactions...............      35
    Principal and Selling
      Stockholders.....................      36
    Description of Capital Stock.......      37
    Underwriting.......................      39
    Legal Matters......................      40
    Experts............................      40
    Available Information..............      40
    Index to Consolidated Financial
      Statements.......................     F-1

============================================================
============================================================

                                3,500,000 SHARES

         LOGO
                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                          WESSELS, ARNOLD & HENDERSON

                                           , 1997

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All of the expenses listed below are estimated except for the SEC registration fee and the NASD filing fee. The itemized statement below includes all expenses in connection with the distribution of the securities being registered, other than underwriting discounts and commissions:

    SEC registration fee......................................................   $ 19,296
    NASD filing fee and expenses..............................................      6,868
    Nasdaq National Market additional listing fee.............................     17,500
    Printing and engraving expenses...........................................    100,000
    Accounting fees and expenses..............................................     50,000
    Legal fees and expenses...................................................    130,000
    Blue Sky fees and expenses................................................     10,000
    Transfer agent and registrar fees.........................................     10,000
    Miscellaneous.............................................................     56,336
                                                                                 --------
         Total................................................................   $400,000
                                                                                 ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides, in part, that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by law.

     The Delaware General Corporation Law ("DGCL"), the law of the Company's incorporation, permits Delaware corporations to indemnify their directors and officers against all reasonable expenses incurred in the defense of any lawsuit to which they are made parties by reason of being directors or officers, in cases of successful defense, and against expenses in other cases, subject to specified conditions and exclusions. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders, or otherwise.

     Pursuant to the DGCL, the Company's Certificate of Incorporation contains a provision eliminating the personal liability of a director to a corporation or its stockholders for monetary damages for breach of, or failure to perform, any duty resulting solely from his status as a director, except with respect to (i) any breach of the director's duty of loyalty to the Corporation, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company maintains directors' and officers' and corporate liability insurance for each of the Company's directors and officers with an aggregate coverage of up to $3.0 million for losses, including costs of defense, arising from securities claims and certain other claims.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has made sales of the following unregistered securities:

     Common Stock. (i) On December 31, 1994, two executive officers/directors of the Company purchased a total of 400,000 shares of Common Stock from the Company for an aggregate price of $500,000. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (ii) On March 15, 1995, a corporation, whose sole stockholders had been directors and officers of the Company since the formation of the Company, purchased 151,500 shares of the Company's Common Stock for an aggregate price of $303,000. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iii) On April 30, 1995, the chairman of the board of directors of the Company received an option to purchase 200,000 shares of the Company's Common Stock at an exercise price of $5.00 per share, at that time considered to be above the fair market value of the Company's Common Stock. The options have not been exercised. The issuance of the options was made in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iv) In January 1995, an executive officer received a stock option to purchase 32,500 shares of the Company's stock at an exercise price of $1.75 per share, at that time considered to be fair market value. In March 1995, said executive officer received a stock option to purchase 40,000 shares of the Company's stock at an exercise price of $2.00 per share, at that time considered to be fair market value. In November 1995, said executive officer received a stock option to purchase 40,000 shares of the Company's stock at an exercise price of $3.50 per share, at that time considered to be fair market value. The options have not been exercised. The issuance of the options was made in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (v) From May 1, 1994 to the present, 48 employees of the Company exercised employee stock options granted prior to April 3, 1996 to purchase 363,225 shares of stock for exercise prices ranging from $0.32 to $5.00, in each case reflecting fair market value of the stock at the time of the grant of such options by the Company. The issuances were exempt from registration pursuant to Rule 701 under the Securities Act.

     (vi) From May 1, 1994 to April 3, 1996, 64 employees of the Company received employee stock options to purchase 515,508 shares of stock at exercise prices ranging from $1.75 to $5.00, in each case reflecting fair market value of the stock at the time of such grant. The grants of such options were exempt from registration pursuant to Rule 701 under the Securities Act.

     (vii) On April 9, 1997, the Company in connection with the acquiring of all of the issued and outstanding shares of Compact issued 1,272,728 shares of the Company's Common Stock. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (viii) August 7, 1997, the Company issued 108,182 shares of Common Stock in connection with the acquisition of all of the issued and outstanding shares of Boulder Microwave Technologies, Inc. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     Preferred Stock. There were no issuances of preferred stock during such period.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                         DESCRIPTION
-------    -----------------------------------------------------------------------------------
 *1.1      Underwriting Agreement
 *3.1      Amended and Restated Certificate of Incorporation of the Company
 *3.2      Certificate of Amendment to the Company's Amended and Restated Certificate of
           Incorporation
  3.3      Bylaws of the Company (incorporated by reference from Registration Statement No.
           333-1398).
 *5.1      Opinion of Buchanan Ingersoll Professional Corporation regarding the legality of the shares of common stock of Ansoft Corporation being registered.
 10.1      1988 Stock Option Plan of the Company (incorporated by reference from Registration
           Statement No. 333-1398).
 10.2      1995 Stock Option Plan of the Company (incorporated by reference from Registration
           Statement No. 333-1398).

EXHIBIT
NUMBER                                         DESCRIPTION
-------    -----------------------------------------------------------------------------------
 10.3      Zoltan Cendes Stock Option Agreement, dated April 30, 1995 (incorporated by reference from Registration Statement No. 333-1398).
 10.4      Office Lease Agreement between Commerce Court Associates and the Company dated June
           7, 1989 (incorporated by reference from Registration Statement No. 333-1398).
 10.5      Amendment No. 1 to Office Lease Agreement between Commerce Court Associates and the
           Company dated March 17, 1994 (incorporated by reference from Registration Statement
           No. 333-1398).
 10.6      Software Distribution Agreement, by and between the Company and Hewlett-Packard, dated January 1, 1994 (incorporated by reference from Registration Statement No.
           333-1398).
 10.7      First Amendment to Software Distribution Agreement, by and between the Company and
           Hewlett-Packard, dated May 9, 1995 (incorporated by reference from Registration
           Statement No. 333-1398).
 10.8      Second Amendment to Software Distribution Agreement, by and between the Company and
           Hewlett-Packard, dated September 7, 1995 (incorporated by reference from
           Registration Statement No. 333-1398).
 10.9      Underwriting Agreement dated April 3, 1996 by and between Registrant and Janney
           Montgomery Scott Inc. and Pennsylvania Merchant Group Ltd., as representatives for the Underwriters identified therein (incorporated by reference from Registration
           Statement No. 333-1398).
*10.10     Jacob K. White Stock Option Agreement dated February 1, 1996, as amended.
*10.11     John N. Whelihan Stock Option Agreement dated February 1, 1996, as amended.
 10.12     Asset Purchase Agreement by and between Ansoft Corporation and The
           MacNeal-Schwendler Corporation dated as of July 24, 1996 for the Electronic
           Business Unit (incorporated by reference from the Company's Current Report filed on
           Form 8-K dated August 9, 1996, as amended by the Company's Current Report filed on
           Form 8-K/A dated October 8, 1997).
 10.13     Stock Purchase Agreement by and between Ansoft Corporation and Dr. Ulrich L. Rohde and Dr. Meta Rohde dated as of April 9, 1997 (incorporated by reference from the
           Company's Current Report filed on Form 8-K dated April 22, 1997, as amended by the
           Company's Current Report filed on Form 8-K/A dated June 26, 1997).
*10.14     Registration Rights Agreement between the Company and Dr. Ulrich L. Rohde and Dr.
           Meta Rohde dated as of April 9, 1997.
*11.1      Calculation of Earnings Per Share (filed herewith).
 21.1      Subsidiaries of the registrant (incorporated by reference from the Company's Annual
           Report on Form 10-K for the fiscal year ended April 30, 1997).
*23.1      Consent of Buchanan Ingersoll Professional Corporation (contained in their opinion filed as Exhibit 5.1 herewith).
*23.2      Consent of KPMG Peat Marwick LLP, independent certified public accountants
           (including opinion on Schedule II to the Financial Statements).
*24.1      Powers of Attorney (included as part of the signature pages hereof).
*27.1      Financial Data Schedule (filed herewith).

---------

*Filed herewith

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

     For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described under Item 14 above, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Pennsylvania, on November 13, 1997.

                                          ANSOFT CORPORATION

                                          By        /s/ NICHOLAS CSENDES
                                            ------------------------------------
                                                      Nicholas Csendes
                                                         President

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 13, 1997.

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Nicholas Csendes and Thomas A.N. Miller, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional Registration Statements relating to the same offering, filed pursuant to Rule 462 and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                  SIGNATURE                                         TITLE
---------------------------------------------   ---------------------------------------------

            /s/ NICHOLAS CSENDES                Director and President and Chief Executive
---------------------------------------------   Officer (Principal Executive Officer)
              Nicholas Csendes

           /s/ THOMAS A.N. MILLER               Director
---------------------------------------------
             Thomas A.N. Miller

            /s/ ZOLTAN J. CENDES                Director and Chairman of the Board of
---------------------------------------------   Directors
              Zoltan J. Cendes

             /s/ JACOB K. WHITE                 Director
---------------------------------------------
                 Jacob White

            /s/ JOHN N. WHELIHAN                Director
---------------------------------------------
              John N. Whelihan

                                                Director
---------------------------------------------
           Ulrich L. Rohde, Ph.D.

             /s/ ANTHONY L. RYAN                Chief Financial Officer (Principal Financial
---------------------------------------------   and Accounting Officer)
               Anthony L. Ryan

                                 EXHIBIT INDEX

                    (PURSUANT TO ITEM 601 OF REGULATION S-K)

EXHIBIT
NUMBER                                         DESCRIPTION
-------    -----------------------------------------------------------------------------------
 *1.1      Underwriting Agreement
 *3.1      Amended and Restated Certificate of Incorporation of the Company
 *3.2      Certificate of Amendment to the Company's Amended and Restated Certificate of
           Incorporation
  3.3      Bylaws of the Company (incorporated by reference from Registration Statement No.
           333-1398).
 *5.1      Opinion of Buchanan Ingersoll Professional Corporation regarding the legality of the shares of common stock of Ansoft Corporation being registered.
 10.1      1988 Stock Option Plan of the Company (incorporated by reference from Registration
           Statement No. 333-1398).
 10.2      1995 Stock Option Plan of the Company (incorporated by reference from Registration
           Statement No. 333-1398).
 10.3      Zoltan Cendes Stock Option Agreement, dated April 30, 1995 (incorporated by reference from Registration Statement No. 333-1398).
 10.4      Office Lease Agreement between Commerce Court Associates and the Company dated June
           7, 1989 (incorporated by reference from Registration Statement No. 333-1398).
 10.5      Amendment No. 1 to Office Lease Agreement between Commerce Court Associates and the
           Company dated March 17, 1994 (incorporated by reference from Registration Statement
           No. 333-1398).
 10.6      Software Distribution Agreement, by and between the Company and Hewlett-Packard, dated January 1, 1994 (incorporated by reference from Registration Statement No.
           333-1398).
 10.7      First Amendment to Software Distribution Agreement, by and between the Company and
           Hewlett- Packard, dated May 9, 1995 (incorporated by reference from Registration
           Statement No. 333-1398).
 10.8      Second Amendment to Software Distribution Agreement, by and between the Company and
           Hewlett-Packard, dated September 7, 1995 (incorporated by reference from
           Registration Statement No. 333-1398).
 10.9      Underwriting Agreement dated April 3, 1996 by and between Registrant and Janney
           Montgomery Scott Inc. and Pennsylvania Merchant Group Ltd., as representatives for the Underwriters identified therein (incorporated by reference from Registration
           Statement No. 333-1398).
*10.10     Jacob K. White Stock Option Agreement dated February 1, 1996, as amended.
*10.11     John N. Whelihan Stock Option Agreement dated February 1, 1996, as amended.
 10.12     Asset Purchase Agreement by and between Ansoft Corporation and The
           MacNeal-Schwendler Corporation dated as of July 24, 1996 for the Electronic
           Business Unit (incorporated by reference from the Company's Current Report filed on
           Form 8-K dated August 9, 1996, as amended by the Company's Current Report filed on
           Form 8-K/A dated October 8, 1997).
 10.13     Stock Purchase Agreement by and between Ansoft Corporation and Dr. Ulrich L. Rohde and Dr. Meta Rohde dated as of April 9, 1997 (incorporated by reference from the
           Company's Current Report filed on Form 8-K dated April 22, 1997, as amended by the
           Company's Current Report filed on Form 8-K/A dated June 26, 1997).
*10.14     Registration Rights Agreement between the Company and Dr. Ulrich L. Rohde and Dr.
           Meta Rohde dated as of April 9, 1997.
*11.1      Calculation of Earnings Per Share (filed herewith).
 21.1      Subsidiaries of the registrant (incorporated by reference from the Company's Annual
           Report on Form 10-K for the fiscal year ended April 30, 1997).

EXHIBIT
NUMBER                                         DESCRIPTION
-------    -----------------------------------------------------------------------------------
*23.1      Consent of Buchanan Ingersoll Professional Corporation (contained in their opinion filed as Exhibit 5.1 herewith).
*23.2      Consent of KPMG Peat Marwick LLP, independent certified public accountants
           (including opinion on Schedule II to the Financial Statements).
*24.1      Powers of Attorney (included as part of the signature pages hereof).
*27.1      Financial Data Schedule (filed herewith).

---------

*Filed herewith

                 Schedule II-Valuation and Qualifying Accounts
                                 (In thousands)



                                        Balance as of        Additions                    Balance as of
                                        the Beginning    Charged to Costs                   the End of
                                        of the Period      and Expenses     Deductions      the Period
                                        -------------      ------------     ----------      ----------
Six months ended October 31, 1997
 Allowance for doubtful accounts           125                   --             --             125
Year ended April 30, 1997
 Allowance for doubtful accounts           125                   --             --             125
Year ended April 30, 1996
 Allowance for doubtful accounts            70                   55             --             125
Year ended April 30, 1995
 Allowance for doubtful accounts            60                   10             --              70